    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1997


                                            REGISTRATION STATEMENT NO. 333-28951
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 4

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        FLORIDA PANTHERS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           7941                          65-0676005
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer Identification
        incorporation or           Classification Code Number)                Number)
         organization)
                                                               RICHARD L. HANDLEY
                                                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                                         FLORIDA PANTHERS HOLDINGS, INC.
          450 EAST LAS OLAS BOULEVARD                      450 EAST LAS OLAS BOULEVARD
        FORT LAUDERDALE, FLORIDA 33301                   FORT LAUDERDALE, FLORIDA 33301
                (954) 712-1300                                   (954) 712-1300
  (Address, including zip code, and telephone        (Name, address, including zip code, and
                number, including                                   telephone
area code, of registrant's principal executive      number, including area code, of agent for
                   offices)                                         service)

                            ------------------------

                                   Copies to:

                          STEPHEN K. RODDENBERRY, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                       ONE S.E. THIRD AVENUE, 28TH FLOOR
                           MIAMI, FLORIDA 33131-1704
                                 (305) 374-5600
                            ------------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the Registration Statement becomes effective.


                             ---------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ---------------------

================================================================================

Logo
                                   PROSPECTUS
                        FLORIDA PANTHERS HOLDINGS, INC.

     This Prospectus is being furnished to the current limited partners (the "Limited Partners") of Boca Raton Hotel and Club Limited ("Boca Partnership"), who were previously provided a copy of that Solicitation Statement/Prospectus dated June 12, 1997 (the "Solicitation Statement/Prospectus") in connection with the proposal to approve and adopt a Contribution and Exchange Agreement dated as of March 20, 1997, as amended and restated (the "Contribution and Exchange Agreement"), by and among Florida Panthers Holdings, Inc. ("Panthers Holdings"), Boca Raton Hotel and Club Limited Partnership, a Florida limited partnership ("Boca Partnership"), BRMC, L.P., a Delaware limited partnership (the "Boca General Partner"), and BRMC Corporation, a Delaware corporation and the general partner of the Boca General Partner ("BRMC"). Boca Partnership was formed in June 1983 for the purpose of purchasing, owning, managing and operating the Boca Raton Resort and Club ("Boca Resort"), a destination luxury resort and private club encompassing 298 acres of land fronting on both the Atlantic Ocean and Intracoastal Waterway in Boca Raton, Florida. The transaction contemplated by the Contribution and Exchange Agreement (the "Contribution and Exchange") was consummated on June 26, 1997.

     Upon the terms and subject to the provisions of the Contribution and Exchange Agreement, all of the assets of Boca Partnership were transferred to Panthers BRHC Limited, a newly-formed Florida limited partnership ("Panthers BRHC"), in which the managing general partner and the limited partner are wholly-owned by the Panthers Holdings. As set forth in the Contribution and Exchange Agreement, Panthers Holdings, through the managing general partner, limited partner and Panthers BRHC, paid the following consideration: (i) a non-managing general partnership interest in Panthers BRHC; (ii) warrants (the "Warrants") to purchase 869,810 shares of Panthers Holdings' Class A common stock, par value $.01 per share (the "Class A Common Stock"); (iii) 189,574 shares of Class A Common Stock, which were used to compensate certain affiliates of Boca Partnership, who through their affiliates control the Boca General Partner, for their involvement in integrating Boca Resort into the Company; (iv) 82,729 shares of Class A Common Stock, which were used to pay persons to whom Boca Partnership is obligated to pay fees; (v) exchange rights (the "Exchange Rights") which, when distributed to the Boca General Partner and the limited partners in accordance with the partnership agreement of Boca Partnership, will entitle such holders, without any additional consideration, to sell their partnership interests to an affiliate of Panthers Holdings in exchange for approximately 4,242,586 shares of Class A Common Stock exercisable at any time before January 1, 2001; and (vi) the assumption by Panthers BRHC of indebtedness and payment by Panthers BRHC of deferred fees and additional interest charges owed by the Boca Partnership in the amount of approximately $205.9 million, of which approximately $95.9 million was repaid from capital contributions by Panthers Holdings upon consummation of the Contribution and Exchange. Of the $95.9 million in capital contributions, $60.9 million was paid from Panthers Holdings' working capital and $35.0 million was paid from the incurrence of additional debt.

     This Prospectus updates certain information contained in the Solicitation Statement/Prospectus and is for the use of the Limited Partners in determining whether to exercise their Warrants or Exchange Rights for shares of the Class A Common Stock.

     Panthers Holdings' executive offices are located at 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301, and its telephone number is (954) 712-1300.


     The Class A Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "PAW." On November 28, 1997, the last reported sales price of Class A Common Stock as reported by the New York Stock Exchange was $18 13/16 per share.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


               The date of this Prospectus is December   , 1997.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Panthers Holdings or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of Panthers Holdings since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.



                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Available Information.......................................    2
Summary.....................................................    3
Risk Factors................................................    7
The Contribution and Exchange...............................   12
Legal Matters...............................................   13
Experts.....................................................   13
Incorporation of Certain Documents by Reference.............   13



                             AVAILABLE INFORMATION



     Panthers Holdings is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning Panthers Holdings can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Class A Common Stock formerly traded on the Nasdaq National Market ("Nasdaq"). Information filed by Panthers Holdings with Nasdaq may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006. As of July 11, 1997, the Class A Common Stock began trading on the NYSE. Information filed by Panthers Holdings with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.



     Panthers Holdings has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission and at the offices of Nasdaq and the NYSE referred to above.

                                    SUMMARY


PANTHERS HOLDINGS


     Panthers Holdings is a holding company with subsidiaries currently operating in two business segments: (i) leisure and recreation (the "Leisure and Recreation Business") and (ii) entertainment and sports (the "Entertainment and Sports Business"). Panthers Holdings was formed in July 1996 and, upon the completion of its initial public offering and concurrent offering (the "Initial Offerings") in November 1996, continued the operations of the Panthers, a professional hockey team which has been a member of the National Hockey League ("NHL") since 1993. Following completion of the Initial Offerings, Panthers Holdings expanded into the Leisure and Recreation Business, through the ownership and operation of high-end destination luxury resorts, and diversified the Entertainment and Sports Business to include ice skating rink operations. Panthers Holdings current focus is on expanding the Leisure and Recreation Business. The primary elements of Panthers Holdings' current business strategy include: (i) the development of capital projects (additional unit construction, recreational amenities and conference space) at its existing luxury resorts,
(ii) the expansion of the core upscale clientele of the Leisure and Recreation Business, which will increase Panthers Holdings' ability to cross-market other services to this customer base and (iii) the acquisition of other luxury resorts. In executing its business strategy, Panthers Holdings continuously evaluates opportunities in other industries and businesses for potential strategic acquisitions where Panthers Holdings believes it can leverage its competitive strengths and increase stockholder value.


     The Leisure and Recreation Business presently consists of Panthers Holdings' ownership of the Boca Raton Resort and Club ("Boca Resort"), the Hyatt Regency Pier 66 Hotel and Marina ("Pier 66") and the Radisson Bahia Mar Beach Resort and Yachting Center ("Bahia Mar"), and its majority ownership interest in the Registry Hotel at Pelican Bay ("Registry Resort") (Boca Resort, Pier 66, Bahia Mar and Registry Resort are collectively referred to as the "Resort Facilities").



     Boca Resort is a destination luxury resort and private club fronting both the Atlantic Ocean and Intracoastal Waterway in Boca Raton, Florida. Boca Resort includes 963 luxury guest rooms, a 50,000 sq. ft. conference center, a separate 140,000 sq. ft. conference center currently under construction, a 25 slip marina, two 18 hole championship golf courses, a 30 court tennis club, five swimming pools, an indoor basketball court, two indoor racquetball courts, a fitness center, a half mile of private beach with various water sports facilities and 15 food and beverage sites ranging from five-star cuisine to beach side grills. Boca Resort has consistently been awarded the Readers' Award as one of the "Top 25 Hotels in North America" by Travel & Leisure magazine.


     Registry Resort is a luxury resort fronting the Gulf of Mexico in Naples, Florida, within a 90-minute drive of the east coast of South Florida. Panthers Holding's currently owns approximately 78% of Registry Resort and has made offers to acquire the remaining 22%. Registry Resort includes 474 luxury guest rooms, a conference center, recreational areas, restaurant and retail outlets, a 15 court tennis facility and a nature reserve boardwalk, as well as water sports and other beach amenities. Registry Resort has received Mobile Travel Guide's Four Star Award, as well as AAA's Four Diamond Award, and has been cited by Conde Nast Traveler magazine as one of the best resorts in the United States.

     Pier 66 is a luxury resort and marina fronting the Intracoastal Waterway in Fort Lauderdale, Florida. Pier 66 includes 380 luxury guest rooms, a 142 slip marina, three swimming pools, meeting space and six restaurants and lounges. Pier 66 has received the Mobil Travel Guide's Four Star Award and AAA's Four Diamond Award.

     Bahia Mar is a resort and marina complex fronting the Atlantic Ocean in Fort Lauderdale, Florida. Bahia Mar includes 300 luxury guest rooms, a 350 slip marina, four tennis courts, meeting space and retail space. Bahia Mar has received the Mobil Travel Guide's Three Star Award and AAA's Three Diamond Award, as well as the 1995 Radisson President's Award and a City of Fort Lauderdale Community Appearance Award.

     Panthers Holdings' Entertainment and Sports Business currently consists of Panthers Holdings' hockey operations, arena development and management operations and ice skating rink operations. Panthers Holdings' hockey operations consist of the ownership and operation of the Panthers. Panthers Holdings' arena development and management operations involve the Broward County Arena, a new multi-purpose, state-of-the-art entertainment and sports center in Broward County, Florida. Pursuant to an operating agreement between Panthers Holdings and Broward County, upon completion of the Broward County Arena, Panthers Holdings will manage and operate the Broward County Arena, where the Panthers will play their home games. Panthers Holdings also owns approximately 78% of Decoma, the entity which operates the Miami Arena, the arena where the Panthers play their home games. Panthers Holding's ice skating rink activities consist of the operation of Incredible Ice, a twin-pad ice skating rink facility in Coral Springs, Florida, and Gold Coast, an ice skating rink facility in Pompano Beach, Florida.


     Panthers Holdings was incorporated in Florida on July 3, 1996 and subsequently reincorporated in Delaware on November 17, 1997. In connection with the Initial Offerings, the Class A Common Stock began trading on Nasdaq on November 13, 1996 under the symbol "PUCK." On July 11, 1997, the Class A Common Stock began trading on the NYSE under the symbol "PAW." The NYSE ticker symbol was not affected by the reincorporation.


BOCA PARTNERSHIP


     Boca Partnership was formed in June 1983 for the purpose of purchasing, owning, managing and operating the Boca Raton Resort and Club, a destination luxury resort and private club encompassing 298 acres of land fronting on both the Atlantic Ocean and Intracoastal Waterway in Boca Raton, Florida. The Boca Raton Resort and Club consists of 963 luxury guest rooms, a 70,000 sq. ft. convention center, a separate 140,000 sq. ft. convention center currently under construction, a 25 slip marina, two 18-hole championship golf courses, 30 tennis courts, five swimming pools, an indoor basketball court, two indoor racquetball courts, three fitness centers and 15 food and beverage sites, ranging from five star cuisine to beachside grills.


TERMS OF THE CONTRIBUTION AND EXCHANGE

     Pursuant to the Contribution and Exchange Agreement, Panthers Holdings acquired substantially all of the assets of Boca Partnership on June 26, 1997, in exchange for the consideration described below.


     Upon the terms and subject to the provisions of the Contribution and Exchange Agreement, all of the assets of Boca Partnership were transferred to Panthers BRHC, in which the managing general partner and the limited partner are wholly-owned by Panthers Holdings. As set forth in the Contribution and Exchange Agreement, Panthers Holdings, through the managing general partner, limited partner and Panthers BRHC, paid the following consideration: (i) a non-managing general partnership interest in Panthers BRHC; (ii) Warrants to purchase 869,810 shares of Class A Common Stock; (iii) 189,574 shares of Class A Common Stock, which were used to compensate certain affiliates of Boca Partnership, who through their affiliates control the Boca General Partner, for their involvement in integrating Boca Resort into Panthers Holdings; (iv) 82,729 shares of Class A Common Stock, which were used to pay persons to whom Boca Partnership is obligated to pay fees; (v) the Exchange Rights which, when distributed to the Boca General Partner and the limited partners in accordance with the partnership agreement of Boca Partnership, will entitle such holders, without any additional consideration, to sell their partnership interests to an affiliate of Panthers Holdings in exchange for approximately 4,242,586 shares of Class A Common Stock exercisable at any time before January 31, 2001; and (vi) the assumption by Panthers BRHC of indebtedness and payment by Panthers BRHC of deferred fees and additional interest charges owed by the Boca Partnership in the amount of approximately $205.9 million, of which approximately $95.9 million was repaid from capital contributions by Panthers Holdings upon consummation of the Contribution and Exchange. Of the $95.9 million in capital contributions, $60.9 million was paid from Panthers Holdings' working capital and $35.0 million was paid from the incurrence of additional debt.


     Following the consummation of the Contribution and Exchange, the Limited Partners electing not to exercise the Exchange Rights to exchange the units of limited partner interests ("Units") for shares of Class A Common Stock will continue to hold the Units, the Boca General Partner will continue to hold its general partner interest in Boca Partnership and Boca Partnership will hold a general partner interest in Panthers BRHC. The Exchange Rights expire on January 31, 2001. However, the terms of the Panthers BRHC limited partnership agreement (the "BRHC Partnership Agreement") provide Panthers Holdings with the option to purchase after thirty (30) day written notice a cash buy-out at any time after January 31, 2001 all or a portion of the general partner interest held by Boca Partnership in Panthers BRHC. Panthers Holdings is not obligated to exercise its option to purchase all or any portion of the general partner interest of Boca Partnership in Panthers BRHC. More specifically, at any time after January 31, 2001, Panthers Holdings may acquire for cash all of the general partner interest held by Boca Partnership in Panthers BRHC at a price equal to the fair market value of such general partner interest, which will be based on the distributions which would be made in respect of such general partner interest if the Boca Raton Resort and Club were sold for its then appraised value as obtained by an affiliate of Panthers Holdings in its capacity as General Partner of Panthers BRHC and the proceeds were distributed pursuant to the BRHC Partnership Agreement, with a 30% discount for non-marketability and lack of control. If Panthers Holdings exercises its option to acquire a portion of the general partner interest held by Boca Partnership in Panthers BRHC, the cash price paid will equal the pro rata portion of the price if Panthers Holdings purchased the entire interest held by the Boca Partnership in Panthers BRHC. Accordingly, the limited partners who have not exercised their rights to exchange their Units would receive a cash buy-out equivalent to their proportional interests, as set forth in the partnership agreement of Boca Partnership (the "Boca Partnership Agreement"), in the proceeds of a hypothetical sale of the Boca Raton Resort and Club equivalent to 70% of appraised value as obtained by an affiliate of Panthers Holdings in its capacity as General Partner of Panthers BRHC. If the limited partners and the Boca General Partner have not availed themselves of their right to exchange their Units or Boca General Partner economic interest for shares of Class A Common Stock on or before January 31, 2001, there can be no assurance (i) that limited partners will receive any cash flow distributions from Boca Partnership under the terms of the Boca Partnership Agreement, or that they will be able to sell or otherwise dispose of their Units, or (ii) if the cash buy-out option is exercised, that the price received by Boca Partnership in connection with such a buy-out right and the resulting distribution will be greater than the value of the Class A Common Stock into which the limited partners could exchange their Units and it may be in their interest to exchange before the buy-out right is exercised.

     As the non-managing general partner of Panthers BRHC, Boca Partnership will be liable to the creditors of Panthers BRHC other than those creditors who agree to limit their recourse only to the assets of Panthers BRHC. In addition, under the Panthers BRHC Partnership Agreement, so long as persons other than affiliates of Panthers Holdings own more than 51% of the limited partnership interests in Boca Partnership, the non-managing general partner will have the right (i) to approve any amendment (unless such amendment will not have a material adverse impact on Boca Partnership) to the BRHC Partnership Agreement;
(ii) to approve any sale of all or substantially all of the contributed assets of Panthers BRHC prior to January 1, 2001, provided, however, if prior to January 1, 2001, the Class A Common Stock closes at an average price of $52.75 for five consecutive trading days, the non-managing general partner shall have no right to approve any sale of all or substantially all of the contributed assets; (iii) to consult with the managing general partner to develop an annual budget, provided, however, that the managing general partner will have the sole authority to approve such budget; and (iv) to consult with the managing general partner regarding the renewal or termination of employment agreements between Panthers BRHC and operating management employees. Upon consummation of the Contribution and Exchange, and until such time as a sufficient percentage of the limited partners of Boca Partnership exercise their right to exchange their respective Units for shares of Class A Common Stock, Panthers Holdings and its affiliates will own less than 51% of Boca Partnership.

     In lieu of a special meeting of the shareholders of Panthers Holdings, action to approve and adopt the Contribution and Exchange Agreement was taken by written consent of at least a majority of the total votes represented by the outstanding shares of the Class A Common Stock and the Class B Common Stock, voting together as a single class. The consents of the limited partners of Boca Partnership to approve and adopt the Contribution and Exchange Agreement were solicited separately by the Boca General Partner. The current limited partners of Boca Partnership did not have appraisal rights in connection with the Contribution and Exchange. However, no such limited partner will be forced to exchange his limited partnership interest for Panthers Holdings' securities.

MANAGEMENT OF BOCA RATON RESORT AND CLUB FOLLOWING THE CONTRIBUTION AND EXCHANGE

     Upon consummation of the Contribution and Exchange, the day-to-day operations of Boca Resort continued to be managed by Boca Resort's management team.


RECENT DEVELOPMENTS



     On November 26, 1997, Panthers Holdings consummated the acquisition of the Rolling Hills Golf Course, which is located in Davie, Florida, for approximately $8.0 million in cash. The transaction will be accounted for under the purchase method of accounting.



     Panthers Holdings' principal executive offices are located at 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and its telephone number is (954) 712-1300.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, together with the other information contained in this Prospectus, in evaluating an investment in the shares of Class A Common Stock offered hereby. The following factors and other information set forth in this Prospectus contain certain forward-looking statements involving risks and uncertainties. Panthers Holdings' actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth in this section and elsewhere in this Prospectus.

HISTORY OF LOSSES OF THE PANTHERS AND UNCERTAINTY OF FUTURE RESULTS

     Panthers Holdings and its subsidiaries have not generated any earnings to date and have incurred net losses of approximately $12.2 million, $10.3 million, $25.1 million, $15.4 million, $12.9 million and $937,000 during the three months ended September 30, 1997 and the years ended June 30, 1997, 1996, 1995 and 1994 and the seven months ended June 30, 1993, respectively. These losses were due primarily to the operations of the Panthers. Although Panthers Holdings has moved into the high-end luxury resort business, which is generally more profitable than professional sports franchises, there can be no assurance that Panthers Holdings will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis.

NEED FOR ADDITIONAL CAPITAL

     Panthers Holdings' business may require substantial capital infusions on a continuing basis to finance operations and expansion. Panthers Holdings' capital resources are used to meet operating expenses, satisfy Panthers Holdings' debt and other obligations, expand Panthers Holdings' existing resorts and acquire additional resorts. Panthers Holdings believes that it has or can obtain sources of capital from additional borrowings or the sale of debt or equity securities, or some combination thereof to satisfy its capital requirements. In the event Panthers Holdings cannot generate sufficient cash flow from its operations, or is unable to borrow or otherwise obtain additional funds to finance its operations, Panthers Holdings' financial condition or results of operations could be materially adversely affected.

CHALLENGES OF INTEGRATING THE OPERATIONS OF THE RESORT FACILITIES

     The full benefits of Panthers Holdings' acquisitions of the Resort Facilities will require the integration of each entity's administrative, finance and marketing organizations and the implementation of appropriate operational, financial and management systems and controls. There can be no assurance that Panthers Holdings will be able to integrate the operations of the Resort Facilities successfully.

RISKS RELATING TO EXPANSION

     Panthers Holdings may, as part of its growth strategy, consider making additional acquisitions of certain resort-related, sports-related or other types of businesses, as well as certain commercial properties, including properties which may be owned by Mr. Huizenga, Panthers Holdings' Chairman of the Board, or his affiliates. Panthers Holdings may make such acquisitions with cash or with stock or a combination thereof. If Panthers Holdings does make any such acquisitions, various associated risks may be encountered, including potential dilution to the shares of Class A Common Stock then outstanding due to additional shares of Class A Common Stock or Class B Common Stock (collectively, the "Common Stock") being issued in connection with the acquisitions, incurrence or assumption of debt, possible goodwill amortization or additional depreciation on acquired property and equipment, diversion of management's attention, possible environmental and other regulatory costs and unanticipated problems or liabilities, some or all of which could have a material adverse effect on Panthers Holdings' financial condition or results of operations.

CONTROL BY H. WAYNE HUIZENGA; VOTING RIGHTS


     Panthers Holdings has two classes of common stock, the Class A Common Stock and the Class B Common Stock. Panthers Holdings has issued shares of Class B Common Stock to Mr. Huizenga to satisfy certain control requirements of the NHL. In accordance with the NHL Constitution and Bylaws, a change in the controlling shareholder must be approved by the NHL. As such, Mr. Huizenga is required to maintain control of Panthers Holdings unless the NHL approves the transfer of his controlling interests. The Class A Common Stock and the Class B Common Stock generally vote together on each matter submitted to the stockholders for approval. Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to 10,000 votes. Consequently, Mr. Huizenga, as the sole holder (holding 255,000 shares) of the Class B Common Stock, will be able to control the management and policies of Panthers Holdings and the outcome of substantially all of the matters submitted to the stockholders for approval, including the election of directors.

     Neither Panthers Holdings' charter nor its bylaws restrict the transfer of the Class B Common Stock. Accordingly, subject to the requirements of federal and state securities laws and the approval of the NHL, shares of Class B Common Stock may be owned by persons other than Mr. Huizenga. As a result, control of Panthers Holdings may be transferred by Mr. Huizenga to other persons without the approval of the holders of Class A Common Stock and Mr. Huizenga may receive a control premium, which may be significant, in connection with such sale.

DEPENDENCE ON KEY PERSONNEL

     For the foreseeable future, Panthers Holdings will be materially dependent upon the services of Mr. Huizenga. The loss of the services of Mr. Huizenga could have a material adverse effect on Panthers Holdings. Panthers Holdings does not carry key man life insurance on any of its officers.

SHARES OF CLASS A COMMON STOCK ELIGIBLE FOR FUTURE SALE


     All of Panthers Holdings' currently issued and outstanding shares of Class A Common Stock were either issued in the prior registered public offerings or have been registered for resale, and thus are freely tradeable without restriction under the Securities Act, unless held by an affiliate of Panthers Holdings. In addition, Panthers Holdings has registered under the Securities Act
(i) the 5,112,396 shares of the Class A Common Stock registered hereunder which were issued or are issuable in connection with the acquisition of Boca Resort,
(ii) 5,000,000 shares of the Class A Common Stock reserved for issuance under the Amended and Restated 1996 Stock Option Plan and (iii) 6,000,000 shares of Class A Common Stock which may be issued in connection with potential future acquisitions and resales thereof by the recipients. Shares so registered could be sold in the public market at any time. No predictions can be made as to the effect, if any, that market sales of shares of Class A Common Stock or the availability of the shares of Class A Common Stock for sale will have on the market price for shares of Class A Common Stock prevailing from time to time. Sales of substantial amounts of shares of Class A Common Stock in the public market could adversely affect the market price of the Class A Common Stock and could impair Panthers Holdings' future ability to raise capital through an offering of equity securities.


POSSIBLE VOLATILITY OF STOCK PRICE

     The trading price of the Class A Common Stock could be subject to significant fluctuations in response to variations in quarterly results and other factors.

ABSENCE OF DIVIDENDS


     Panthers Holdings does not intend to pay any cash or stock dividends with respect to its Common Stock in the foreseeable future. Furthermore, Panthers Holdings' ability to declare or pay dividends on its Common Stock is limited by the provisions of the NHL Bylaws and is expected to be limited by the terms of a new credit facility which Panthers Holdings is currently negotiating.


OPERATING RISKS RELATING TO THE RESORT FACILITIES

     The Resort Facilities are subject to all operating risks common to the resort and hotel industry. These risks include, among other things, over-building in the resort and hotel industry which adversely affects rates charged by the Resort Facilities; increases in operating costs due to inflation and other factors; dependence on tourism and weather conditions; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. Any of these factors could have a material adverse effect on Panthers Holdings' financial condition or results of operations.

SEASONALITY OF THE RESORT BUSINESS

     The business of the Resort Facilities is generally seasonal. The Resort Facilities, each of which is located in South Florida, have historically experienced higher revenues and operating profits in the first and fourth quarters of each calendar year due to increased rates of occupancy and room rental rates during the winter months. This seasonality also results in higher operating costs during these quarters.

COMPETITION

     The resort and hotel industry is highly competitive. Competitive factors within the resort and hotel industry include room rates, quality of accommodations, service levels, convenience of location, reputation, reservation systems, name recognition and availability of alternative resort and hotel operations in local markets. Each of the Resort Facilities has a number of competitors. An increase in the number of competitive resort and hotel facilities in each of the Resort Facilities' respective markets could have a material adverse effect on the levels of occupancy and average room rates of each of the Resort Facilities. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand, improve or develop facilities in the markets in which the Resort Facilities compete, thereby adversely affecting Panthers Holdings' resort and hotel operations.

     The Panthers compete for entertainment and sports dollars not only with other major league sports, but also with college athletics and other sports-related entertainment. During portions of its season, the Panthers experience competition from professional basketball (the Miami Heat), professional football (the Miami Dolphins) and professional baseball (the Florida Marlins). Mr. Huizenga currently controls the Miami Dolphins and the Florida Marlins. In addition, the colleges and universities in South Florida, as well as public and private secondary schools, offer a full schedule of athletic events throughout the year. The Panthers also compete for attendance and advertising revenue with a wide range of other entertainment and recreational activities available in South Florida. Additionally, the Panthers compete with other NHL and non-NHL teams, professional and otherwise, for available players.

CAPITAL EXPENDITURES RELATING TO THE RESORT FACILITIES

     The Resort Facilities have an ongoing need for routine renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have a material adverse effect on Panthers Holdings' financial condition or results of operations. In addition, the Resort Facilities may require non-routine renovations in the future. Such renovations involve certain risks, including the possibility of environmental problems, the possibility that Panthers Holdings will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other resorts, hotels and alternative lodging facilities.

ENVIRONMENTAL MATTERS

     Panthers Holdings' operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances, as well as contamination from such hazardous or toxic substances, on, under or in such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Liability extends to those persons arranging for the disposal of hazardous or toxic substances. Environmental laws and regulations also impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated thereon, and these restrictions may require certain expenditures. In connection with the ownership of its properties, Panthers Holdings may be liable for any such costs. The costs of complying with environmental laws and of defending against claims of liability arising therefrom could have a material adverse effect on Panthers Holdings' financial condition and results of operations.

LOSSES IN EXCESS OF RESORT FACILITIES' INSURANCE COVERAGE; LIMITATIONS OF INSURANCE FOR THE PANTHERS

     Panthers Holdings maintains comprehensive insurance on the Resort Facilities, including liability, fire and extended coverage, in the types and amounts customarily obtained by an owner and operator in the resort and hotel industry. Nevertheless, there are certain types of losses, generally of a catastrophic nature, that may be uninsurable or not economically insurable. Panthers Holdings will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on the Resort Facilities at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a loss, would not be sufficient to pay the full current market value or current replacement value of Panthers Holdings' lost investment and the insurance proceeds received by Panthers Holdings might not be adequate to restore its economic position with respect to the Resort Facilities.

     The Panthers maintain disability insurance for certain highly compensated players, which insurance provides for up to 80% salary reimbursement after the player misses 30 consecutive regular season games due to injury. In the event an injured player is not insured or disability insurance does not cover the entire amount of the injured player's salary, Panthers Holdings may be obligated to pay all or a portion of the injured player's salary.

UNCERTAINTIES OF INCREASES IN THE PANTHERS' PLAYERS' SALARIES


     Players' salaries in the NHL have increased significantly over the last three seasons. The NHL Collective Bargaining Agreement is designed, in part, to control the future rate of increase in players' salaries. However, there can be no assurance that the rate of increase in players' salaries will be effectively controlled. Significant increases in players' salaries could have a material adverse effect on Panthers Holdings' financial condition or results of operations.


NHL MEMBERSHIP -- POTENTIAL LIABILITIES AND OWNERSHIP RESTRICTIONS

     Because the NHL is a joint venture, the Panthers and other members of the NHL are generally jointly and severally liable for the debts and obligations of the league. Any failure of other members of the NHL to pay their pro rata share of any such debt or obligation could adversely affect the Panthers. In addition, the Panthers and their personnel are bound by a number of rules, regulations and agreements, including, but not limited to, the Constitution and Bylaws of the NHL, national television contracts and the NHL Collective Bargaining Agreement.

     The NHL Constitution and Bylaws contain provisions which may in some circumstances operate to prohibit a person from acquiring Class A Common Stock and affect the value of such Class A Common Stock. In general, any acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding a 5% or more interest in Panthers Holdings, and each acquisition of shares of Class A Common Stock which will result in a person or a group of persons holding any multiple of a 5% interest, will require the prior approval of the NHL, which may be granted or withheld in the sole discretion of the NHL.

DEVELOPMENT AND OPERATION OF THE BROWARD COUNTY ARENA


     In June 1996, Panthers Holdings entered into an agreement with Broward County to develop the Broward County Arena. Construction projects, such as the development of a new arena, entail significant risks, including regulatory and licensing requirements, shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interferences, unanticipated cost increases and challenges from local residents. Under the agreement with Broward County, Panthers Holdings will be responsible for all costs relating to the development of the Broward County Arena in excess of $184.7 million. There can be no assurance that Panthers Holdings can successfully develop the Broward County Arena or that costs associated with the development of the Broward County Arena will not exceed the $184.7 million budget. Although Panthers Holdings anticipates that the Broward County Arena will be completed in time for the 1998-99 season, there can be no assurance that the Broward County Arena will be completed within the contemplated time frame.

EXERCISE OF THE WARRANTS AND THE EXCHANGE RIGHTS

     Although Panthers Holdings has undertaken to maintain the effectiveness of the registration statement relating to the Warrants and the Exchange Rights as long as shall be necessary to permit the resale of any underlying Class A Common Stock, there is a possibility that upon the announcement by Panthers Holdings of a material event subsequent to the closing of the Contribution and Exchange, the effectiveness of the registration statement may be suspended until such time as Panthers Holdings has updated such registration statement.

                         THE CONTRIBUTION AND EXCHANGE

     The following information describes all of the material aspects of the Contribution and Exchange. This description does not, however, purport to be complete and is qualified in its entirety by reference to the Contribution and Exchange Agreement which is attached hereto as Annex A, and is incorporated herein by reference.

GENERAL

     Upon the terms and subject to the provisions of the Contribution and Exchange Agreement, all of the assets of Boca Partnership were transferred to Panthers BRHC, in which the managing general partner and the limited partner are wholly-owned by Panthers Holdings. As set forth in the Contribution and Exchange Agreement, Panthers Holdings, through the managing general partner, limited partner and Panthers BRHC, paid the following consideration: (i) a non-managing general partnership interest in Panthers BRHC; (ii) the Warrants to purchase 869,810 shares of Class A Common Stock; (iii) 189,574 shares of Class A Common Stock, which were used to compensate certain affiliates of Boca Partnership, who through their affiliates control the Boca General Partner, for their involvement in integrating Boca Resort into Panthers Holdings; (iv) 82,729 shares of Class A Common Stock, which were used to pay persons to whom Boca Partnership is obligated to pay fees; (v) the Exchange Rights which, when distributed to the Boca General Partner and the limited partners in accordance with the partnership agreement of Boca Partnership, will entitle such holders, without any additional consideration, to sell their partnership interests to an affiliate of Panthers Holdings in exchange for approximately 4,242,586 shares of Class A Common Stock exercisable at any time before January 1, 2001; and (vi) the assumption by Panthers BRHC of indebtedness and payment by Panthers BRHC of deferred fees and additional interest charges owed by the Boca Partnership in the amount of approximately $205.9 million, of which approximately $95.9 million was repaid from capital contributions by Panthers Holdings upon consummation of the Contribution and Exchange. Of the $95.9 million in capital contributions, $60.9 million was paid from Panthers Holdings' working capital and $35.0 million was paid from the incurrence of additional debt.

     Fifty percent of the Warrants will expire on December 31, 1998 and the remaining fifty percent of the Warrants will expire on December 31, 1999. The Exchange Rights will expire on January 31, 2001. The discussion in this Prospectus regarding the Contribution and Exchange Agreement and the description of the principal terms of the Contribution and Exchange Agreement are subject to and qualified in their entirety by reference to the Contribution and Exchange Agreement.

THE WARRANTS AND THE EXCHANGE RIGHTS

     The Warrants issued in connection with the Contribution and Exchange entitle the holders thereof to purchase an aggregate of approximately 869,810 shares of Class A Common Stock. Each of the Warrants is immediately exercisable to purchase one share of the Class A Common Stock at a price of $29.01. Fifty percent of the Warrants will expire on December 31, 1998 and the remaining fifty percent of the Warrants will expire on December 31, 1999.


     The Exchange Rights issued in connection with the Contribution and Exchange are exercisable for an aggregate of approximately 4,242,586 shares of the Class A Common Stock. Each of the Exchange Rights is immediately exercisable, without further consideration, for one share of the Class A Common Stock. The Exchange


Rights will expire on January 31, 2001.

                                 LEGAL MATTERS

     The validity of the shares of the Class A Common Stock offered hereby will be passed upon for Panthers Holdings by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain attorneys at Akerman, Senterfitt & Eidson, P.A. own shares of Panthers Holdings' Class A Common Stock.

                                    EXPERTS


     The audited financial statements of the Florida Panthers Holdings, Inc. as of June 30, 1997, and 1996 and for each of the three years in the period ended June 30, 1997; the audited financial statements of 2301 Ltd. as of December 31, 1996 and the year then ended; the audited financial statements of Rahn Bahia Mar, Ltd. as of December 31, 1996 and 1995, and for the years ended December 31, 1996 and 1995 and the period from inception (June 28, 1994) to December 31, 1994; the audited financial statements of Coral Springs Ice, Ltd. as of December 31, 1996 and for the period from inception (February 26, 1996) to December 31, 1996 and the audited financial statements of LeHill Partners L.P. and consolidated entities as of December 31, 1996 and for the year then ended incorporated by reference into this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.



     The audited financial statements of 2301 SE 17th St. Ltd. as of December 31, 1995, and for each of the years in the two year period ended December 31, 1995, have been incorporated by reference into this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.



     The financial statements of the Boca Raton Hotel and Club Limited Partnership as of December 31, 1996 and for the year then ended incorporated by reference into this Prospectus and Registration Statement have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.



     The financial statements of Boca Raton Hotel and Club Limited Partnership at December 31, 1995, and for each of the two years in the period ended December 31, 1995 incorporated by reference into this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon, and are given upon the authority of such firm as experts in accounting and auditing.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The following documents, which have been filed by Panthers Holdings with the Commission are incorporated by reference and made a part of this Prospectus:
(i) Panthers Holdings' Annual Report on Form 10-K for the fiscal year ended June 30, 1997, which was filed with the Commission on September 29, 1997, as amended on Form 10-K/A filed October 14, 1997; (ii) all other reports filed by Panthers Holdings pursuant to Section 13(a) or 15(d) of the Exchange Act since June 30, 1997, specifically including Panthers Holdings' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, which was filed with the Commission on November 14, 1997, Panthers Holdings' Current Reports on Form 8-K dated June 26, 1997, August 13, 1997 and November 17, 1997, which were filed with the Commission on July 1, 1997, August 27, 1997 and November 17, 1997, respectively, and Panthers Holdings' amended Current Report on Form 8-K/A dated August 13, 1997 and filed October 27, 1997; (iii) the description of the Common Stock contained in Panthers Holdings' Registration Statement on Form 8-A, dated and filed with the Commission on July 9, 1997; (iv) and Panthers Holdings' Post-Effective Amendment No. 3 to Registration Statement on Form S-4 filed November 17, 1997 (Regis. No. 333-28951).



     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.



     PANTHERS HOLDINGS UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO RICHARD L. HANDLEY, SECRETARY, FLORIDA PANTHERS HOLDINGS, 450 EAST LAS OLAS BOULEVARD, FORT LAUDERDALE, FLORIDA 33301, TELEPHONE: (954) 712-1300.

                                    ANNEX A

                              AMENDED AND RESTATED
                      CONTRIBUTION AND EXCHANGE AGREEMENT
                           (BOCA RATON HOTEL & CLUB)

     This Contribution and Exchange Agreement (this "Agreement") is entered into as of March 20, 1997 by and among FLORIDA PANTHERS HOLDINGS, INC., a Florida corporation ("Panthers"); PANTHERS BRHC LIMITED, a Florida limited partnership ("Panthers BRHC Limited"); BOCA RATON HOTEL AND CLUB LIMITED PARTNERSHIP, a Florida limited partnership ("Partnership"); BRMC, L.P., a Delaware limited partnership ("General Partner") and BRMC CORPORATION, a Delaware corporation and general partner of the General Partner ("BRMC").

                                    RECITALS

     The Board of Directors of Panthers has determined that it is in the best interests of Panthers shareholders for Panthers to acquire, directly or indirectly, all of the assets of the Partnership and the General Partner has determined on behalf of the Partnership that it is in the best interests of the Partnership and its limited partners to transfer all its assets to Panthers BRHC Limited as provided herein.

                               TERMS OF AGREEMENT

     In consideration of the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                  THE EXCHANGE

     1.1 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated hereunder ("Closing") shall take place on a date which is on or about five (5) business days after satisfaction or waiver of the conditions set forth in Articles VI and VII, at the offices of Panthers' counsel, Akerman, Senterfitt & Eidson, P.A., Miami, Florida, or such other time and place as the parties may otherwise agree, it being the intent of the parties to close as promptly as practicable. The date on which the Closing occurs is hereinafter referred to as the Closing Date.

     1.2 Partnership's Contribution of Assets. The Partnership shall convey, transfer, assign and deliver to Panthers BRHC Limited at the Closing on the terms and subject to the conditions set forth in this Agreement, all of its assets, properties and business of every kind and description, whether real, personal or mixed, tangible or intangible, wherever located (except those assets of the Partnership which are specifically excluded as provided in Section 1.3 hereof) as shall exist on the Closing Date (collectively, the "Contributed Assets"). Without limiting the generality of the foregoing, the Contributed Assets shall include the following:

          (a) all right, title and interest of the Partnership in and to the Owned Property (as defined in Section 3.11 hereof) and as lessee under any leases covering the properties leased by the Partnership;

          (b) all machinery, equipment, tools, supplies, leasehold improvements, constructions in progress, furniture and fixtures located at or on any parcel of the Owned Property or leased premises;

          (c) all inventory of the Partnership;

          (d) all receivables of the Partnership, including without limitation, all trade accounts receivable, notes receivable, and receivables from insurance companies, service contract providers and any other vendors or suppliers of the Partnership (whether on accounts owed as incentive payments or otherwise), but excluding any receivables due from any Affiliate of the Partnership or any Partner of the Partnership which shall be paid or satisfied prior to the Closing;

          (e) all of the interests, rights and benefits accruing to the Partnership under any sales contracts, supply contracts, service agreements, purchase orders and purchase commitments made by the Partnership in the ordinary course of business, all other agreements to which the Partnership is a party or by which it is bound and all other choses in action, causes of action and other rights of every kind of the Partnership;

          (f) all operating data and records of the Partnership, including without limitation, customer lists and records, financial, accounting and credit records, correspondence, budgets and other similar documents and records;

          (g) all of the proprietary rights of the Partnership, including without limitation, all trademarks, trade names, patents, patent applications, licenses thereof, trade secrets, technology, knowhow, formulae, designs and drawings, computer software, slogans, copyrights, processes, operating rights, other licenses and permits and other similar intangible property and rights relating to the products or business of the Partnership;

          (h) all cash and cash equivalents and investments, whether short-term or long-term, of the Partnership, including without limitation, certificates of deposit, treasure bills and securities;

          (i) all prepaid and deferred items of the Partnership, including without limitation, prepaid rentals, insurance, taxes and unbilled charges and deposits relating to the operations of the Partnership; and

          (j) all right, title and interest of the Partnership in and to any other intangible property of the Partnership.

     1.3 Excluded Assets. The Contributed Assets shall exclude the following assets of the Partnership: (i) the Exchange Rights (as defined in Section 1.8(i)) and the Panthers Warrants (as defined in Section 1.8(j)), and the Fee Shares (as defined in Section 1.8(i)) and the rights of the Partnership under this Agreement; (ii) the minute books and partnership interest transfer records of the Partnership; and (iii) those assets set forth on Exhibit "A" attached hereto ("Sold Assets"), which shall be sold by the Partnership to Panthers, or its designee, at closing in consideration of the Exchange Rights and the Panthers Warrants and the Fee Shares.

     1.4 Assignment of Contracts. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an assignment of any claim, contract, license, franchise, lease, commitment, sales contract, supply contract, service agreement or purchase commitment if an attempted assignment thereof without the consent of a third party thereto would constitute a breach thereof or in any way adversely affect the rights of Panthers BRHC Limited thereunder. If such consent is not obtained, or if any attempt at an assignment thereof would be ineffective or would affect the rights of Panthers BRHC Limited thereunder so that Panthers BRHC Limited would not in fact receive all such rights, the Partnership, the General Partner and BRMC shall cooperate, to the best of their ability, but at the cost and expense of Panthers BRHC Limited without reduction of the purchase price calculated under Section 1.8(i), with Panthers BRHC Limited to the extent necessary to provide for Panthers BRHC Limited the benefits under such claim, contract, service agreement, purchase order or purchase commitment, including enforcement for the benefit of Panthers BRHC Limited of any and all rights of the Partnership against a third party thereto arising out of the breach or cancellation by such third party or otherwise. The provisions of this Section 1.4 shall not affect or modify any other rights of Panthers BRHC Limited under this Agreement.

     1.5 Panthers Contribution of Assets. At or prior to the Closing, Panthers, or its designees, shall contribute or cause to be contributed to Panthers BRMC Limited ((a), (b) and (c) below being referred to as the "Panthers Capital Contribution"):

          (a) Cash in an amount sufficient to pay off in full at the Closing Date the obligations of the Partnership set forth on Schedule 1.5 attached hereto;

          (b) At the written election of BRMC, which shall be delivered within five (5) days prior to the Closing Date, cash or 141,232 shares (adjusted, as appropriate, for any stock split, reverse stock split, stock dividend or "Special Transaction" generally in accordance with the provisions of Exhibit "B" attached hereto) of the Class A common stock of Panthers, par value $.01 per share ("Panthers Common Stock") to satisfy the $3.725 million Partnership's deferred fee obligations to BRMC; and

          (c) The Sold Assets, which the parties agree will have a value of $30 million.

     That portion of the Panthers Capital Contribution described in clause (a) shall be determined with reference to the payoff letters required by Section
5.17 hereof. For purposes of Panthers BRHC Limited's partnership agreement, the Panthers Capital Contribution shall also include: (i) the aggregate value of any Panthers Common Stock issued upon exercise of any options granted to those persons referred to in Section 6.8 hereof; (ii) any cash contributed to pay off the $110 Million Senior Facility under the Loan Agreement ("Senior Facility"), when and if permitted hereunder and under Panthers BRHC Limited's partnership agreement; (iii) any additional cash contributed by Panthers to Panthers BRHC Limited to pay transaction costs and expenses under Section 5.20 hereof, and
(iv) any other non-reimbursable expenses of Panthers BRHC Limited paid by Panthers and additional cash contributed to the equity of Panthers BRHC Limited.

     1.6 Assumed Liabilities. Panthers BRHC Limited shall at the Closing assume and agree to pay, discharge, and perform when lawfully required all of the obligations, duties and liabilities of the Partnership whether absolute or contingent, known or unknown. The obligations, duties and liabilities assumed by Panthers BRHC Limited pursuant to this Section 1.6 shall be referred to as the "Assumed Liabilities."

     1.7 No Expansion of Third Party Rights. The assumption by Panthers BRHC Limited of the Assumed Liabilities, the transfer thereof by the Partnership, and the limitations of such transfer shall in no way expand the rights or remedies of any third party against Panthers BRHC Limited or the Partnership as compared to the rights and remedies which such third party would have against the Partnership had Panthers BRHC Limited not assumed such liabilities. Without limiting the generality of the preceding sentence, the assumption by Panthers BRHC Limited of the Assumed Liabilities shall not create any third party beneficiary rights.

     1.8 Procedure at the Closing. At the Closing, the parties agree that the following shall occur:

          (a) Panthers (or its designee) and the Partnership shall enter into a partnership agreement for Panthers BRHC Limited, the form of which shall be agreed upon no later than thirty (30) days from the date of this Agreement; provided however, that such agreement shall provide that:

             (i) Affiliates of Panthers will be the managing General Partner of Panthers BRHC Limited and the holder of a limited partnership interest therein (the "Panther Interest");

             (ii) The Partnership shall acquire a non-managing general partnership interest ("Boca LP Interest") in exchange for the Contributed Assets;

             (iii) Cash from operations determined by the managing general partner to be available for distribution will be distributed (x) first to the holders of the Panther Interest in payment of a profit share equal to 15% per annum, cumulative and compounded, on the "Base Amount," which shall equal the Panthers Capital Contributions, and (y) next in proportion to each of the partner's percentage interests in Panthers BRHC Limited (the "Contribution Ratio"); provided, however, that if any taxable income is allocated to the Partnership, cash equal to 40% of such taxable income will be distributed to the Partnership; the initial Contribution Ratio for the holders of the Panther Interest for the first fiscal year ending after the Closing Date, expressed as a percentage, will be determined by dividing (A) by (B). (A) equals the Capital Contributions made by holders of the Panther Interest, which for the first fiscal year will be determined as of forty-five days after the Closing Date. (B) equals the sum of (A) plus the initial capital account credit of the Partnership, which shall equal the dollar amount specified in Section 1.8(i), less the value of the Sold Assets. The Contribution Ratio shall be re-determined when Panthers or the Partnership contribute additional capital to Panthers BRHC Limited. In such case, (A) will equal the Capital Contributions made by the holders of the Panther Interest. (B) will equal the sum of (x)(A), (y) the initial capital account credit of the Partnership and (z) additional capital, if any, contributed to the equity of Panthers BRHC Limited by the Partnership.

             (iv) Cash from any sale or refinancing or other capital transactions determined by the managing general partner of Panthers BRHC Limited to be available for distribution will be distributed (1) first to the holders of the Panther Interest in payment of their unpaid profit share on the Base Amount, (2) next to the holders of the Panther Interest in repayment of their capital accounts, (3) next in payment of the capital account of the Partnership and (4) next in accordance with the Contribution Ratio;

             (v) Taxable income and loss will generally be allocated in accordance with the Contribution Ratio except that the Panther Interest will be specially allocated a profit share on the Base Amount;

             (vi) The Partnership will have no voting rights under the limited partnership agreement, except that for so long as Persons other than Panthers (or its designees) own more than 51% of the limited partnership interests of the Partnership, the Partnership, after due and proper notice, shall have the right: (1) to approve any amendment (unless such amendment will not have a material adverse impact on the Partnership) to the partnership agreement of Panthers BRHC Limited (the provisions of Section 5.13 hereof will be included in the partnership agreement); (2) to approve any sale of all or substantially all of the Contributed Assets of Panthers BRHC Limited prior to January 1, 2001; provided however, if prior to January 1, 2001, Panthers Common Stock closes at an average price of $52.75 for five consecutive trading days on the NASDAQ Stock Market, the Partnership shall have no right to approve any sale of all or substantially all of the Contributed Assets; (3) to consult with the managing general partner to develop an annual budget provided, however, that the managing general partner will have the sole authority to approve such budget; and (4) to consult with the managing general partner regarding the renewal or termination of employment agreements between Panthers BRHC Limited and Operating Management employees;

             (vii) An affiliate of Panthers shall have the right to manage the Owned Property for a management fee equal to 3% of the gross revenues of Panthers BRHC Limited;

             (viii) At any time on or after January 31, 2001, Panthers (or its designee) shall have the right to acquire, for cash, all or a portion of the partnership interests of the Partnership in Panthers BRHC Limited at a price equal to the Fair Market Value of the partnership interest being acquired. The Fair Market Value of a partnership interest shall be calculated as set forth on Exhibit "C" attached hereto. The acquisition shall be automatically effected by Panthers after thirty days prior written notice to the Partnership;

             (ix) For federal income tax purposes, the Partnership is subject to
        Section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to its transfer of assets to Panthers BRHC Limited. Panthers agree to cause Panthers BRHC Limited to elect the remedial allocation method specified in Treasury Regulation Section 1.704-3(d). Panthers shall allocate the book value of the Contributed Assets to each asset or class of assets provided such allocation does not cause or create on the Closing Date income to the Partnership under Sections 752 and 731 of the Code;

             (x) At the option of Panthers, Panthers BRHC Limited shall make an election under Section 754 of the Code. At the request of Panthers, the Partnership shall make timely election under Section 754 of the Code for the taxable year ending on the Closing Date, and any other taxable year of the Partnership following its termination under Section 708(b)1)(B) of the Code;

             (xi) The partnership agreement will allow the holders of the Panther Interest to cause after January 31, 2001, a tax termination of Panthers BRHC Limited under Section 708(b)(1)(B) even if such action creates an adverse effect to the Partnership;

             (xii) The general partnership interest of the Partnership in Panthers BRHC Limited will not be transferable, other than to Panthers and its Affiliates;

             (xiii) Panthers may admit additional limited partners to Panthers BRHC Limited in return for capital contributions and/or grant lenders participation rights in the profits of Panthers BRHC Limited, subject to
        Section 5.13 and provided that any dilution of partnership interests resulting therefrom shall be proportionate between the Partnership and the holders of the Panther Interests;

             (xiv) The Panther Interest which is a limited partnership interest in Panthers BRHC Limited may be transferred. The Panther Interest which is a general partnership interest may be transferred to a Panthers Affiliate, or to a non-Affiliate with the consent of the Partnership. Any transfer causing a tax termination of Panthers BRHC Limited under
        Section 708(b)(1)(B) of the Code on or before January 31, 2001, shall be prohibited unless there are no material adverse tax consequences to the Partnership or its partners;

             (xv) Panthers, or its designee, may elect to borrow from Panthers BRHC Limited, and upon such election Panthers BRHC Limited shall loan to Panthers, or its designee, the proceeds of any financing or refinancing of the Contributed Assets and Sold Assets ("Refinancing") on terms and conditions equal to those of the Refinancing; and

             (xvi) The partnership agreement will also contain other standard terms, including customary indemnification provisions in favor of the direct and indirect general partners of Panthers BRHC Limited and payment by Panthers BRHC Limited to the Partnership of an administrative fee to reimburse the Partnership for certain of its expenses.

          (b) The Partnership shall have satisfied each of the conditions set forth in Article VI and shall deliver to Panthers BRHC Limited the documents, certificates, opinions, consents and letters required by Article VI, unless waived by Panthers.

          (c) Panthers and Panthers BRHC Limited shall have satisfied each of the conditions set forth in Article VII and shall deliver to the Partnership the documents, certificates, consents and letters required by
     Article VII, unless waived by the Partnership.

          (d) The Partnership shall deliver to the Panthers BRHC Limited such warranty deeds, bills of sale, endorsements, assignments, releases and other instruments and documents (including certificates and resolutions) in such form as is reasonably satisfactory to Panthers BRHC Limited and as shall be sufficient to vest in Panthers BRHC Limited (or its assignee) good and marketable title to the Contributed Assets.

          (e) Panthers BRHC Limited shall deliver to the Partnership instruments, in such form as is reasonably satisfactory to the Partnership and as shall be sufficient to effect the assumption by Panthers BRHC Limited of the Assumed Liabilities.

          (f) Panthers, Panthers BRHC Limited and the Partnership shall execute and deliver a cross-receipt acknowledging receipt of the Contributed Assets, the Sold Assets, the Exchange Rights (defined below), the Panthers Warrants (defined below) and the Fee Shares (defined below).

          (g) The Partnership shall deliver to Panthers BRHC Limited payoff and estoppel letters in accordance with Section 5.17, and Panthers BRHC Limited shall pay off in full the debt referred to in Schedule 1.5 hereof.

          (h) The Partnership shall pay the expenses referred to in Section 5.20 out of a portion of the cash contributed under Section 1.5(a).

          (i) Partnership shall sell to Panthers (or its designee) the Sold Assets set forth on Exhibit "A" in consideration of delivery of the Exchange Rights and Warrants described below, as well as a number of Shares of Panthers Common Stock (the "Fee Shares") necessary to satisfy the Partnership's obligations to pay certain fees to (i) the holder of the third mortgage on the Partnership's assets, (ii) Temple Development Company and (iii) Operating Management, as shall be designated by the General Partner prior to Closing. Panthers shall deliver an Exchange Agreement ("Exchange Agreement") to the Partnership, granting to the Partnership (or to the Partnership's partners) rights ("Exchange Rights") to acquire, in exchange for all of the partnership interests in the Partnership, an aggregate number of shares (rounded to the nearest whole share) of Panthers Common Stock (the "Panthers Shares" and each, a "Panthers Share") determined by dividing (i) the difference between Three Hundred Twenty Million Dollars ($320,000,000) minus (w) the value of the Fee Shares (determined using the Price per Share, but subject to the anti-dilution provisions set forth on Exhibit "B" attached hereto), minus
     (x) the outstanding principal balance, and any accrued and unpaid interest thereon that is past due as of the Closing Date, under the $110 Million Senior Facility evidenced by the Loan Agreement, minus (y) the amount of cash contributed under Section 1.5(a) (other than the amount contributed to cover expenses as set forth in Schedule 1.5, subsection (vii) and Schedule 5.20), minus (z) Three Million Seven Hundred Twenty-Five Thousand Dollars; by (ii) $26.375 (the "Price per Share"). In no case shall the number of Fee Shares and the number of Panthers Shares underlying the Exchange Rights exceed that number of shares determined in the preceding sentence without regard to clause (w). The number of Panthers Shares shall be reserved by Panthers for issuance under the Exchange Agreement and shall be subject to the anti-dilution provisions set forth on Exhibit "B" attached hereto. The Exchange Agreement shall provide: (a) for the mechanics of the exchange;
     (b) that in the event the sale of all or substantially all of the Contributed Assets is consummated prior to exercise of any Exchange Rights, upon notice to the holders of the Exchange Rights, the Exchange Rights shall expire; (c) that Exchange Rights to acquire an amount of Panthers Common Stock with a fair market value at Closing equal to Two Million Five Hundred Thousand Dollars ($2,500,000) (as determined pursuant to Section 9.3(d) below) shall be held back ("Held Back Interests") subject to the provisions of Article IX hereof; (d) after due and proper notice that any partnership interest in the Partnership so exchanged shall be transferred to a designee of Panthers; and (e) that, after due and proper notice, the Exchange Rights shall expire at January 31, 2001.

          (j) Panthers shall deliver to the Partnership, registered in the name of the holders specified by the Partnership in writing not less than five
     (5) business days prior to Closing, an aggregate number of warrants to acquire a number of shares of Panthers Common Stock equal to twenty (20%) percent of the number of Fee Shares and the number of Panthers Shares issued pursuant to the second sentence of Section 1.8(i) above ("Panthers Warrants"). The Panthers Warrants shall be exercisable at a price of $29.01 per share. Fifty (50%) percent of the Panthers Warrants shall expire on December 31, 1998 and the remaining fifty (50%) percent of the Panthers Warrants shall expire on December 31, 1999. The number of Panthers Warrants shall be subject to the anti-dilution provisions set forth in Exhibit "B" attached hereto.

     1.9 Filing of Documents. At the time of the Closing, the parties shall cause to be filed with the Secretary of State of the State of Florida any documents that Panthers or Panthers BRHC Limited determines to be required to lawfully effect the purposes of this Agreement.

     1.10 Tax Treatment. The parties hereto acknowledge and agree that the receipt of the non-managing general partnership interest in Panthers BRHC Limited by the Partnership contemplated hereby is intended to be a tax-free transaction under Section 721 of the Code.

     1.11 Option to Acquire General Partner's Interest in the Partnership. The General Partner does hereby grant to Panthers the option to acquire, directly or through its designee and exercisable upon the earlier of January 15, 2001 or at such time as all of the Exchange Rights have been exercised, its general partnership interest in the Partnership for $1.00 ("Option"). The Option shall not expire unless waived in writing by Panthers. The General Partner shall transfer its general partnership interest to Panthers' designee within five days after Panthers' written notice to General Partner that it is electing to exercise the Option.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                                  OF PANTHERS

     As a material inducement to the Partnership to enter into this Agreement and to consummate the transactions contemplated hereby, Panthers and Panthers BRHC Limited make the following representations and warranties to the
Partnership:

     2.1 Corporate Status. Panthers is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Panthers has the requisite power and authority to carry on its business and to own or lease its properties. Panthers BRHC Limited is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Florida. Panthers BRHC Limited has the requisite power and authority to carry on its business and to own or lease its properties.

     2.2 Corporate Power and Authority. Panthers and Panthers BRHC Limited each have the power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. Other than Panthers obtaining shareholder approval, each of Panthers and Panthers BRHC Limited have taken all action necessary to authorize its execution and delivery of this Agreement, and the performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby.

     2.3 Enforceability. This Agreement has been duly executed and delivered by Panthers and Panthers BRHC Limited and constitutes a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

     2.4 Exchanged Securities. Upon consummation of the transactions contemplated hereunder, the Panthers Warrants will be validly issued. Upon exercise of any Exchange Rights under the Exchange Agreement for Panthers Shares, and the issuance and delivery of certificates representing the Panthers Shares to the holders of the Exchange Rights, the Panthers Shares will be validly issued, fully paid and non-assessable shares of Panthers Common Stock. Upon exercise of the Panthers Warrants, and payment of the exercise price with respect thereto, the shares of Panthers Common Stock issued thereunder will be validly issued, fully paid and non-assessable.

     2.5 No Commissions. Panthers has not incurred any obligation for any finder's or broker's or agent's fees or commissions or similar compensation in connection with the transactions contemplated hereby.

     2.6 No Violation. The execution and delivery of this Agreement by Panthers and Panthers BRHC Limited and the performance by them of their respective obligations hereunder and the consummation by them of the transactions contemplated by this Agreement will not: (a) contravene any provision of the articles of incorporation or bylaws of Panthers or the Partnership Agreement or Certificate of Limited Partnership of Panthers BRHC Limited; (b) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against Panthers or Panthers BRHC Limited; (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any Contract which is applicable to, binding upon or enforceable against Panthers or Panthers BRHC Limited; (d) result in or require the creation or imposition of any Lien upon or with respect to any of the property or assets of Panthers or Panthers BRHC Limited; or (e) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person, except any applicable filings required under the HSR Act, any SEC filings required to be made by Panthers, any SEC and state filings contemplated hereby, and any filings required to be made in connection with the transfer of the licenses and permits contemplated hereunder as part of the Contributed Assets and the Sold Assets.

     2.7 SEC Filings. From November 8, 1996 through the date hereof, Panthers has duly and timely filed with the SEC all reports, proxy statements and other information required to be filed by it under the Exchange Act (the "SEC Filings"). The SEC Filings, at the time of filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Except as disclosed in the SEC Filings, since November 8, 1996 to the date hereof, there has not been any Material Adverse Change in the business, financial position or results of operations of Panthers. The Registration Statement and Prospectus to be filed pursuant to Article VIII hereof at the time of filing will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

     2.8 Capitalization. As of the date hereof, the authorized capital stock of Panthers consists of 100,000,000 shares of Panthers Common Stock (which number includes 2,600,000 shares of Panthers Common Stock reserved for issuance under the Panthers' 1996 Stock Option Plan) and 10,000,000 shares of Class B common stock, par value $.01 per share. Panthers has no shares of preferred stock authorized. As of March 4, 1997: (a) 23,648,444 shares of Panthers Common Stock, which number does not include 920,440 shares of Panthers Common Stock which are subject to granted but currently unexercisable options, were validly issued and outstanding, fully paid and nonassessable, and (b) 255,000 shares of Panthers Class B Common Stock were validly issued and outstanding, fully paid and nonassessable. As of the Closing Date, the number of shares of Panthers Common Stock equal to the aggregate number of shares of Panthers Common Stock underlying the Exchange Rights and the Panthers Warrants will be reserved for issuance upon exercise of the Exchange Rights and upon exercise of the Panthers Warrants.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF THE
                   PARTNERSHIP, THE GENERAL PARTNER AND BRMC

     As a material inducement to Panthers and to Panthers BRHC Limited to enter into this Agreement and to consummate the transactions contemplated hereby, the Partnership, the General Partner and BRMC make the following representations and warranties to the Panthers and Panthers BRHC Limited:

     3.1 Partnership's Organization. (i) The Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Florida, and (ii) the character of the properties owned or leased by Partnership and the nature of Partnership's business do not require it to be qualified and in good standing in any other state.

     3.2 General Partner's and BRMC's Organization. General Partner is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business under the laws of the State of Florida. BRMC is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business under the laws of the State of Florida. General Partner is the sole general partner of Partnership and BRMC is the sole general partner of General Partner.

     3.3 Subsidiaries. Except as set forth on Schedule 3.3 hereof, the Partnership does not own, directly or indirectly, any outstanding voting securities of or other interests in, or control, any other corporation, partnership, joint venture or other business entity.

     3.4 Power and Authority. The Partnership has partnership power and authority, as applicable, to: (i) to conduct its business as now conducted; (ii) execute and deliver this Agreement, and (iii) subject to obtaining appropriate limited partner consents required by its partnership agreement, close the transactions contemplated by this Agreement. Each of the General Partner and BRMC has full partnership or corporate power and authority to authorize and consent to the execution and delivery by the Partnership of this Agreement, and, subject to obtaining appropriate consents of the limited partners of the Partnership and the General Partner, if any, the performance by Partnership of its obligations hereunder. All of the consents of the general partner of each of the Partnership and the General Partner, and of the Board of Directors of BRMC, required, if any, in connection with the execution, delivery and performance of this Agreement have been obtained.

     3.5 Due Execution/Enforceability. This Agreement has been duly executed and delivered by Partnership, and assuming due authorization, execution and delivery by Panthers and Panthers BRHC Limited, constitutes the legal, valid and binding obligations of Partnership, enforceable against it in accordance with the terms hereof and thereof, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

     3.6 Litigation. Except as set forth on Schedule 3.6 hereof, there is no action, suit or proceeding pending or, to the knowledge of any of the Partnership, the General Partner and BRMC, threatened against or affecting any of them that is not covered by insurance or, that if adversely determined would materially affect the assets, business or operations of the Partnership or would materially impair the ability of any of the Partnership, the General Partner or BRMC to perform any of such entity's obligations under this Agreement.

     3.7 Conflict. Except as set forth on Schedule 3.7, neither the execution nor the delivery of this Agreement nor the performance by the Partnership, the General Partner and BRMC of any of the provisions hereof, will conflict with or result in a breach of any of the provisions of the Partnership's, the General Partner's or BRMC's governing documentation, any applicable Legal Requirements, or any Designated Contract (as defined in Section 3.23 hereof), or constitute a default under any of the foregoing or result in the creation or imposition of any lien, charge or encumbrance upon any property of such entity, or on all or a portion of the Contributed Assets (including the Owned Property) or the Sold Assets.

     3.8 Governmental Consent. No consent, approval or other authorization of or by any Governmental Authority is required in connection with the execution or delivery by the Partnership, the General Partner or BRMC of this Agreement or compliance by them with any of the provisions hereof, except with respect to the transfer of the Permits (defined in Section 3.19) and except HSR or SEC filings required by law, if any.

     3.9 Financial Statements. Each of Partnership's 1995 audited, and December, 1996 audited Financial Reports previously delivered to Panthers (i) in the case of the accrual statement, has been audited by a certified public accounting firm, which has issued its report thereon, (ii) is true and correct in all material respects on and as of the dates and periods covered by such statements and (iii) was prepared in accordance with GAAP. No event or circumstance since the dates of such statements makes any of them untrue or misleading in any material adverse manner. The balance sheet of the Partnership, dated as of December 31, 1996, is referred to herein as the "Current Balance Sheet." Partnership has delivered to Panthers a true and correct copy of its 1997 Budget as it relates to capital expenditures, repairs and maintenance, and to furniture, fixtures and equipment, which was prepared in the ordinary course of business and was approved by the General Partner, and which is subject to adjustment from time to time.

     3.10 Liabilities of the Partnership. (a) The Partnership does not have any liabilities or obligations, whether accrued, absolute, contingent or otherwise, except (i) to the extent reflected or taken into account in its Current Balance Sheet and not heretofore paid or discharged, (ii) to the extent specifically set forth in or incorporated by express reference in any of the Schedules attached hereto, (iii) liabilities incurred in the ordinary course of business consistent with past practice since the date of its Current Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding), (iv) normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material in the aggregate, and (v) liabilities incurred in the ordinary course of business prior to the date of its Current Balance Sheet which, in accordance with GAAP consistently applied, were not recorded thereon.

     (b) The Partnership's Net Working Capital (defined below) minus the Partnership's closing costs and expenses set forth in Section 5.20 hereof, shall be $1.00 or more as of the last day of the month immediately preceding the Closing Date (with the current portion of the Premier Club Accounts Receivable being that amount due prior to the Settlement Date (defined in Section 9.2 hereof)). The Partnership's "Net Working

Capital" as of December 31, 1996 is set forth on Schedule 3.10 hereof, and shall be recalculated by the Partnership for purposes of Closing in a manner consistent with Schedule 3.10 as of the end of the calendar month immediately preceding the Closing Date, and such recalculation shall be deemed a Schedule attached to this Agreement ("Closing Net Working Capital Statement").

     3.11 Real Estate. (a) The Partnership does not own any real property or any interest therein except as set forth on Schedule 3.11(a) (the "Owned Property"), which Schedule sets forth the location and principal improvements and buildings on ("Improvements") the Owned Property, together with a list of all title insurance policies relating to such properties, all of which policies have previously been delivered or made available to Panthers by the Partnership.

          (i) Partnership holds good, indefeasible and marketable fee simple title to the Land and existing Improvements, free and clear of all mortgages, deeds of trust, liens, encumbrances, ground rents, leases, tenancies, licenses, contracts of sale, options, security interests, covenants, conditions, restrictions, rights of way, easements, encroachments and any other matters affecting title except the Permitted Exceptions (set forth on Schedule 3.11(b));

          (ii) The completion of the Expansion Plan and the use of the Expansion Plan improvements will not violate any Permitted Exception;

          (iii) To the best of each of the Partnership's, the General Partner's and BRMC's knowledge, no Improvements upon the Owned Property encroaches upon any adjacent property building line, setback line, side yard line, or any recorded or visible easement (or other easement of which they are aware or have reason to believe may exist) with respect to the Owned Property, except insofar as the same may be a Permitted Exception or as disclosed on the Survey; and

          (iv) The Owned Property is taxed separately without regard to any other property and has been subdivided from all other property in compliance with applicable laws.

     3.12 Condemnation. There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting the Owned Property or any portion thereof, and Partnership has no knowledge and has not received any written or oral notice that any such proceeding is contemplated.

     3.13 No Management Agreement. There is no management agreement affecting the Owned Property (other than with respect to Partnership's obligations to pay General Partner the Supervisory Fee pursuant to the Partnership Agreement).

     3.14 Ownership of Contributed Assets.  Except as otherwise disclosed on
Schedule 3.14, the Partnership is the owner of all of its Contributed Assets and Sold Assets, which Contributed Assets and Sold Assets are free and clear of any Liens, other than as set forth on Schedule 3.11 or 3.14.

     3.15 Compliance with Laws. (a) Partnership has complied in all material respects with all Legal Requirements and all recorded instruments affecting the Property. The use of the Owned Property complies, and after substantial completion of the Expansion Plan, shall continue to comply in all material respects, with all zoning and use-related Legal Requirements.

     (b) The Partnership is and at all times has been in compliance in all material respects with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended (the "Immigration Act"). With respect to each Employee (as defined in 8 C.F.R. 274a.1(f)) of the Partnership for whom compliance with the Immigration Act is required, the Partnership has on file a true, accurate and complete copy of (i) each Employee's Form I-9 (Employment Eligibility Verification Form) and (ii) all other records, documents or other papers prepared, procured and/or retained by the Partnership pursuant to the Immigration Act. The Partnership has not been cited, fined, served with a Notice of Intent to Fine or, to the knowledge of the Partnership, the General Partner or BRMC, with a Cease and Desist Order, nor has any action or administrative proceeding been initiated or threatened against the Partnership, by the Immigration and Naturalization Service by reason of any actual or alleged failure to comply with the Immigration Act.

     (c) The Partnership is not subject to any Contract, decree or injunction in which the Partnership is a party which restricts the continued operation of any business of the Partnership or the expansion thereof to other geographical areas, customers and suppliers or lines of business.

     3.16 Labor and Employment Matters. The Partnership is not a party to or bound by any collective bargaining agreement or any other agreement with a labor union, and there has been no effort by any labor union during the 24 months prior to the date hereof to organize any Employees of the Partnership into one or more collective bargaining units. There is no pending or, to the knowledge of the Partnership, the General Partner or BRMC, threatened labor dispute, strike or work stoppage which affects or which may affect the business of the Partnership or which may interfere with its continued operations. Neither the Partnership nor, to the knowledge of the Partnership, any agent, representative or Employee thereof has within the last 24 months committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is no pending or threatened charge or complaint against the Partnership by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage involving any of the Employees of the Partnership during the 24 months prior to the date hereof. The Partnership is not aware that any key Employee or group of Employees has any plans to terminate his, her or their employment with the Partnership as a result of the transactions contemplated hereunder or otherwise. Schedule 3.16 lists each contract, agreement or plan of the following nature, whether formal or informal, and whether or not in writing, to which the Partnership is a party or under which it has an obligation: (i) employment agreements, (ii) employee handbooks, policy statements and similar plans, (iii) noncompetition agreements and (iv) consulting agreements (true and correct copies of which the Partnership has provided to the Panthers). The Partnership has complied with applicable laws, rules and regulations relating to employment, civil rights and equal employment opportunities, including but not limited to, the Civil Rights Act of 1964, the Fair Labor Standards Act, and the Americans with Disabilities Act, as amended.

     3.17 ERISA. Neither Partnership nor any member of a Controlled Group of which Partnership is a member maintains any Plan for the benefit of employees of Partnership and neither Partnership nor any member of such Controlled Group is obligated to make contributions in respect of any such Plan.

     3.18 Tax Matters. All federal, state and other tax returns and reports of each of the Partnership, the General Partner and BRMC required to be filed have been duly filed, and all federal, state and other taxes, assessments (including assessments for municipal improvements), fees or other governmental charges imposed upon the Partnership, the General Partner, BRMC, and the Contributed Assets which are due and payable have been paid (other than with respect to the State of Florida Department of Revenue sales tax audit). Partnership knows of no proposed material tax or other assessments against Partnership, the Owned Property or any of the improvements thereon, and no extension of time for assessment or payment of any federal state or local tax requested by Partnership is in effect.

     3.19 Licenses and Permits. All licenses and governmental or official approvals, permits or authorizations (collectively, the "Permits") issued to the Partnership are listed on Schedule 3.19. All such Permits are valid and in full force and effect, the Partnership is in compliance in all material respects with the respective requirements thereof, and no governmental proceeding is pending or, to the knowledge of the Partnership, the General Partner or BRMC, threatened to revoke or amend any of them.

     3.20 Insurance. A list of the insurance policies maintained by the Partnership is set forth on Schedule 3.20 hereto. Such policies are in full force and effect, all premiums due and payable therefor have been paid in full, and true and correct copies thereof have been delivered to Panthers.

     3.21 Adequacy of the Assets; Relationships with Customers and Suppliers; Affiliated Transactions. The Contributed Assets and Sold Assets constitute, in the aggregate, all of the assets and properties necessary for the conduct of the business of the Partnership in the manner in which and to the extent to which such business is currently being conducted. No current supplier to the Partnership of items essential to the conduct of its business will or has threatened to terminate its business relationship with it for any reason. Neither the Partnership nor the General Partner nor BRMC has any direct or indirect interest in any customer, supplier or competitor or in any person from whom or to whom the Partnership leases real or personal property. Other than as specified in the partnership agreement of the Partnership, and other than the Temple Agreement, neither the General Partner nor any Affiliate thereof is a party to any Contract or transaction with the Partnership or has any interest in any property used by the Partnership.

     3.22 Intellectual Property. All trademarks, service marks, trade names, copyrights, patents, licenses (including licenses for the use of computer software programs) and other intellectual property used in the conduct of the Partnership's business (the "Intellectual Property") are listed on Schedule 3.22 hereof. The Partnership is the owner of the Intellectual Property, except as set forth on Schedule 3.22 hereof. The conduct of the business of the Partnership as presently conducted does not infringe or misappropriate any rights held or asserted by any Person with respect to, and no Person is infringing on, the Intellectual Property. Except as set forth on Schedule 3.22, no payments are required for the continued use of the Intellectual Property.

     3.23 Contracts. As of the date of this Agreement, Schedule 3.23 sets forth a list of each Designated Contract (defined below) to which the Partnership is a party or by which it or its properties and assets are bound, copies of which have been provided to Panthers. The copy of each Designated Contract furnished to Panthers is a true and complete copy of the document it purports to represent and reflects all amendments thereto made through the date of this Agreement. The Partnership has not violated any of the material terms or conditions of any Designated Contract or any term or condition which would permit termination or material modification of any Designated Contract, and, to the knowledge of the Partnership, the General Partner and BRMC, all of the covenants to be performed by any other party thereto as of the date hereof have been fully performed and there are no claims for breach or indemnification or notice of default or termination under any Designated Contract. No event has occurred which constitutes, or after notice or the passage of time, or both, would constitute, a material default by the Partnership under any Designated Contract, and, to the knowledge of the Partnership, the General Partner and BRMC, no such event has occurred which constitutes or would constitute a material default by any other party. The Partnership is not subject to any liability or payment resulting from renegotiation of amounts payable by it under any Designated Contract. The term Designated Contract shall mean: (a) loan agreements, indentures, mortgages, pledges, hypothecations, deeds of trust, conditional sale or title retention agreements, security agreements, equipment financing obligations or guaranties, or other sources of contingent liability in respect of any indebtedness or obligations to any other Person, or letters of intent or commitment letters with respect to same; (b) contracts obligating the Partnership to provide products or services for a period of one year or more and, irrespective of the term of the Contract, requiring the Partnership to make payments of cash or property totalling $100,000 or more; (c) leases of real property, and leases of personal property not cancelable without penalty on notice of sixty (60) days or less or calling for payment of an annual gross rental exceeding Ten Thousand Dollars ($10,000.00); (d) distribution, sales agency or franchise or similar agreements, or agreements providing for an independent contractor's services, or letters of intent with respect to same; (e) employment agreements, management service agreements, consulting agreements, confidentiality agreements, non-competition agreements and any other agreements relating to any employee, officer or director of the Partnership; (f) licenses, assignments or transfers of trademarks, trade names, service marks, patents, copyrights, trade secrets or know how, or other agreements regarding proprietary rights or intellectual property; (g) any Contract relating to pending capital expenditures by the Partnership; and (h) other material Contracts or understandings, irrespective of subject matter and whether or not in writing, not entered into in the ordinary course of business by the Partnership and not otherwise disclosed on the Schedules.

     3.24 Access to Information. Each of the Partnership, the General Partner and BRMC has had the opportunity to discuss the transactions contemplated hereby with Panthers and Panthers BRMC Limited Partnership and has had the opportunity to obtain such information pertaining to Panthers as has been requested, including but not limited to filings made by Panthers with the SEC under the Exchange Act.

     3.25 Bank Accounts; Business Locations. Schedule 3.25 sets forth all accounts of the Partnership with any bank, broker or other depository institution, and the names of all persons authorized to withdraw funds from each such account.

     3.26 Names. All names under which the Partnership does business as of the date hereof are specified on Schedule 3.26. The Partnership has not changed its name or used any assumed or fictitious name within the past three years.

     3.27 No Commissions. The Partnership has not incurred any obligation for any finder's or broker's or agent's fees or commissions or similar compensation in connection with the transactions contemplated hereby, other than the financial advisor's fee owing by the Partnership to BT Securities Corporation, which fees and commissions shall be paid by the Partnership.

     3.28 Premier Club Notes. (i) All of the Premier Club Notes outstanding as of December 31, 1996 appear on the list set forth on Schedule 3.28, (ii) Partnership is the holder and beneficial owner of all of the Premier Club Notes free and clear of any encumbrances except as in favor of the holders of the first, second and third mortgages encumbering the Owner Property, (iii) as of December 31, 1996, the remaining unpaid principal balance of each Premier Club
Note is as set forth on Schedule 3.28, (iv) except as set forth on Schedule 3.28, (A) no default exists under any of the Premier Club Notes, (B) all of the Premier Club Notes remain in full force and effect and have not been amended and
(c) no obliger under any Premier Club Note has any defenses or rights of set-off or abatement against such obligor's obligations under the applicable Premier Club Note, and (v) as of the Closing Date, Partnership has delivered to Panthers BRMC Limited the originals of all of the Premier Club Notes including any amendments and modifications made thereto.

     3.29 Premier Club Deposits. All of the Premier Club Deposits as of December 31, 1996 are set forth on Schedule 3.29 and as of such date, except as set forth on Schedule 3.29, no Premier Club member has notified Partnership of the exercise of its right to a refund of any or all of any Premier Club Deposit.

     3.30 Environmental Matters. (a) Except as disclosed in the Environmental Report, (i) the Partnership has not conducted and shall not hereafter conduct and (ii) to the best knowledge of the Partnership, no prior owner or current or prior tenant or occupant of all or any portion of the Partnership has conducted or is conducting, any Hazardous Substance Activity at, on or under the Owned Property (A) in violation of Environmental Laws that would have a Material Adverse Effect on the operation of the Owned Property or (B) in a manner inconsistent with the use of the Owned Property as a first class resort hotel complex, business conference center and resort membership club;

     (b) Except as disclosed by the Environmental Report the Owned Property does not contain asbestos or any Asbestos-Containing Material and there is no current or potential contamination of the Owned Property by asbestos fiber; and

     (c) The Partnership fully cooperated with Law Engineering and Environmental Services, Inc. in the preparation of the Environmental Report and, to the best of the Partnership's knowledge, such Environmental Report is not inaccurate in any material respect.

                                   ARTICLE IV

                  CONDUCT OF BUSINESS PENDING THE CLOSING DATE

     4.1 Conduct of Business by the Partnership Pending the Closing Date. The Partnership covenants and agrees that, between the date of this Agreement and the Closing Date, its business shall be conducted only in and it shall not take any action except in, the ordinary course of business, consistent with past practice. Completion of the Expansion Plan and completion of the sale of the Albanese Lots and corresponding renovation of the golf course shall be deemed to be within the ordinary course of business. The Partnership shall use its best efforts to preserve intact its business organization, to keep available the services of its current officers, employees and consultants, and to preserve its present relationships with customers, suppliers and other persons with which it has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, the Partnership shall not, between the date of this Agreement and the Closing Date, directly or indirectly, do or propose or agree to do any of the following without the prior written consent of Panthers and Panthers BRHC
Limited:

          (a) amend or otherwise change its certificate of limited partnership or partnership agreement or equivalent organizational documents;

          (b) issue, sell, pledge, dispose of, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any partnership interests of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any partnership interest, or (ii) any of its assets, tangible or intangible, except in the ordinary course of business consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, property or otherwise, with respect to any of its partnership interests;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its partnership interests;

          (e) (i) acquire (including, without limitation, for cash or shares of stock or partnership interests, by merger, consolidation, or acquisition of stock, partnership interest or assets) any interest in any corporation, partnership or other business organization or division thereof or any assets, or make any investment either by purchase of stock, partnership interest or other securities, contributions of capital or property transfer, or, except in the ordinary course of business, consistent with past practice, purchase any property or assets of any other Person, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, or (iii) enter into any Contract other than in the ordinary course of business, consistent with past practice;

          (f) except in the ordinary course of business consistent with past practice, increase the compensation payable or to become payable to its officers or employees, or, except as presently bound to do, grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors, officers or other employees, or establish, adopt, enter into or amend or take any action to accelerate any rights or benefits which any collective bargaining, bonus, profit sharing, trust, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (g) take any action other than in the ordinary course of business and in a manner consistent with past practice with respect to accounting policies or procedures;

          (h) pay, discharge or satisfy any existing claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of due and payable liabilities reflected or reserved against in its financial statements, as appropriate, or liabilities incurred after the date hereof in the ordinary course of business and consistent with past practice; or

          (i) agree, in writing or otherwise, to take or authorize any of the foregoing actions or any action which would make any representation or warranty in Article III untrue or incorrect.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Further Assurances. Each party shall execute and deliver, to the extent permitted by its respective governance agreements, such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

     5.2 General Partner Obligations. The General Partner, as soon as practically possible, shall send the consent solicitation required under the Partnership's certificate of limited partnership and partnership agreement to the limited partners of the Partnership and, subject to Section 5.4 below, recommend and otherwise use its reasonable best efforts to facilitate the Closing of the transaction contemplated hereby, unless the Termination Fee becomes payable to Panthers under Section 5.12 hereof.

     5.3 Cooperation. Each of the parties agrees to cooperate with the other parties in the preparation and filing of all forms, notifications, reports and information, if any, required or reasonably deemed advisable pursuant to any law, rule or regulation or the rules of any exchange on which the Panthers Common Stock is listed or the Nasdaq Stock Market in connection with the transactions contemplated by this Agreement and to use its respective best efforts to agree jointly on a method to overcome any objections by any Governmental Authority to any such transactions.

     5.4 HSR Act and Other Actions. Each of the parties hereto shall (i) make promptly (and in no event later than ten (10) business days following the attachment of all Schedules and Exhibits hereto) its respective filings, if any, and thereafter make any other required submissions, under the HSR Act, with respect to the transactions contemplated hereby, and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated herein, including, without limitation, using its best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of any Governmental Authority and parties to Contracts with the Partnership and limited partners of the Partnership as are necessary for the consummation of the transactions contemplated hereby. Each of the parties shall make on a prompt and timely basis all governmental or regulatory notifications and filings (including Panthers making all SEC filings necessary to solicit shareholder consent to the transactions contemplated hereby and using good faith efforts to obtain SEC approval of such filings) required to be made by it for the consummation of the transactions contemplated hereby. The parties also agree to use best efforts to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby and to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. If, on the date the General Partner mails its consent solicitation to the limited partners of the Partnership, BT Securities Corporation determines that it can not bring forward to a current date the fairness opinion previously delivered to the General Partner on or about the date hereof, the General Partner shall so advise the limited partners and shall have no obligation to recommend the transaction contemplated hereby, but shall also not recommend against the transaction contemplated hereby except as required by law.

     5.5 Access to Information. From the date hereof to the Closing Date, the Partnership, the General Partner and BRMC shall (and shall cause its directors, officers, employees, auditors, counsel and agents) afford Panthers and Panthers' officers, employees, auditors, counsel and agents reasonable access on reasonable notice at all reasonable times to its properties, offices, and other facilities, to its officers and employees and to all books and records, and shall furnish such persons with all financial, operating and other data and information as may be requested. No information provided to or obtained by Panthers shall affect any representation or warranty in this Agreement.

     5.6 Notification of Certain Matters; Exhibits and Schedules. (a) The Partnership, the General Partner and BRMC shall give prompt written notice to Panthers of the occurrence or non-occurrence of any event which would likely cause any representation or warranty contained herein (including with respect to any Schedules attached hereto), to be untrue or inaccurate, or any covenant, condition, or agreement contained herein not to be complied with or satisfied and the occurrence or non-occurrence of which would be a Material Adverse Change with respect to the Partnership. Upon receipt by Panthers of notice of any Material Adverse Change, Panthers shall have ten (10) business days to terminate this Agreement, and the parties shall thereafter have no further liability to the other in respect of this Agreement.

     (b) In the event any Exhibits or Schedules contemplated hereby are not attached hereto at the time of execution of this Agreement, the parties hereto will work and negotiate in good faith to complete and attach such Schedules and Exhibits within ten (10) business days thereafter; provided, however, that Panthers shall have the right to determine, in good faith, within two (2) business days of receipt thereof that any Exhibit or Schedule prepared solely by Partnership constitutes a Material Adverse Change in which case the provisions of Subsection
(a) above will apply.

     5.7 Tax Treatment. Panthers, BRMC, and the Partnership will use their respective best efforts to cause the receipt by the Partnership of the partnership interest in Panthers BRHC Limited contemplated hereunder to qualify as a tax-free transaction under the provisions of Section 721 of the Code and do not presently intend to take any action after the transaction contemplated hereunder is effected to cause such transaction to lose its tax-free status. All parties hereto agree to comply with the Code and applicable Treasury Regulations regarding reporting requirements relating to a transaction under Section 721 of the Code.

     5.8 Confidentiality; Publicity. Except as may be required by law or as otherwise permitted or expressly contemplated herein, no party hereto or their respective Affiliates, employees, agents and representatives shall disclose to any third party this Agreement or the subject matter or terms hereof without the prior consent of the other parties hereto. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any party hereto without the prior approval of the other parties, except that Panthers may make such public disclosure which it believes in good faith to be required by law or by the terms of any listing agreement with or requirements of a securities exchange or the NASDAQ Stock Market (in which case Panthers will consult with an officer of the Partnership prior to making such disclosure).

     5.9 No Other Discussions. While this Agreement is in effect, neither the Partnership, the General Partner nor BRMC or their respective Affiliates, employees, agents and representatives will (i) initiate or encourage the initiation by others of discussions or negotiations with third parties relating to any merger, sale or other disposition of any substantial part of the assets, business or properties of the Partnership (whether by merger, consolidation, sale of stock or otherwise) or (ii) enter into any agreement or commitment (whether or not binding) with respect to any of the foregoing transactions, other than pursuant to the terms of Section 5.12 hereof. The Partnership, the General Partner and BRMC will immediately notify Panthers if any third party attempts to initiate any solicitation, discussion or negotiation with respect to any of the foregoing transactions.

     5.10 [Reserved]

     5.11 Trading in Panthers Common Stock. Except as otherwise expressly consented to by Panthers, from the date of this Agreement until the Closing Date, neither the Partnership, the General Partner nor BRMC (or any Affiliates thereof) will directly or indirectly purchase or sell (including short sales) any shares of Panthers Common Stock in any transactions effected on the NASDAQ Stock Market or otherwise.

     5.12 Termination Fee. Prior to the acceptance by the Partnership of any unsolicited third party offer for the assets to be acquired hereunder (or for a majority of the limited partnership interests in the Partnership), the Partnership shall notify Panthers in writing and Panthers shall have ten (10) business days to match any such offer in writing (including by matching any offer with Panthers Common Stock with a fair market value equal to the fair market value of the third party offer). In the event Panthers does not match such offer, the Partnership may terminate this Agreement and accept such offer in which case the Partnership shall pay to Panthers $10,000,000 and reimburse Panthers for its out-of-pocket costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby ("Termination Fee"). In the event the limited partners of the Partnership fail to approve the transaction contemplated by this Agreement, and a substantial part of the assets, business or properties to be acquired hereunder are sold (or a majority of the limited partnership interests of the Partnership are transferred) within six months of the resulting termination, the Termination Fee shall also be payable by the Partnership to Panthers. Panthers shall pay the Partnership $10,000,000, plus reimburse the Partnership for its out-of-pocket costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, in the event Panthers fails to close the transactions contemplated by this Agreement solely due to Panthers' breach of this Agreement.

     5.13 Maintenance of Loan Agreement. Prior to the earlier of January 1, 2001 or such date as Panthers Common Stock closes at an average price of $36.93 (adjusted, as appropriate, for any stock split, reverse stock split, stock dividend or "Special Transaction" generally in accordance with the provisions of Exhibit "A" attached hereto) for five consecutive trading days on the NASDAQ Stock Market, Panthers BRHC Limited shall not prepay or modify the $110 million Senior Facility, and will only refinance such $110 million Senior Facility on terms which provide for the allocation of the refinanced indebtedness to the Partnership under Section 752 of the Code in the same manner as the $110 million Senior Facility is allocated to the Partnership on the Closing Date.

     5.14 Panthers BRHC Limited Appointed Attorney for the
Partnership. Effective at the Closing Date, the Partnership hereby constitutes and appoints the Panthers Affiliate that becomes the managing general partner of Panthers BRHC Limited and Panthers BRHC Limited, and its successors and assigns, its true and lawful attorney, in the name of either Panthers BRHC Limited or the Partnership (as Panthers BRHC Limited shall determine in its sole discretion) but for the benefit and at the expense of Panthers BRHC Limited (except as otherwise herein provided), (a) to institute and prosecute all proceedings which Panthers BRHC Limited may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Contributed Assets as provided for in this Agreement; (b) to defend or compromise any and all actions, suits or proceedings in respect of any of the Contributed Assets, and to do all such acts and things in relation thereto as Panthers BRHC Limited shall deem advisable; and (c) to take all action which Panthers BRHC Limited may reasonably deem proper in order to provide for Panthers BRHC Limited the benefits under any of the Contributed Assets where any required consent of another party to the sale or assignment thereof to Panthers BRHC Limited pursuant to this Agreement shall not have been obtained. The Partnership acknowledges that the foregoing powers are coupled with an interest and shall be irrevocable. Panthers BRHC Limited shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

     5.15 Execution of Further Documents. From and after the Closing, upon the reasonable request of Panthers BRHC Limited, the Partnership shall execute, acknowledge and deliver all such further deeds, bills of sale, assignments, transfers, conveyances, powers of attorney and assurances as may be required or appropriate to convey and transfer to and vest in Panthers BRHC Limited and protect its right, title and interest in all of the Contributed Assets and the Sold Assets and to carry out the transactions contemplated by this Agreement.

     5.16 Employees of the Partnership. The Partnership agrees to use its reasonable best efforts to aid Panthers BRHC Limited in engaging such of the employees of the Partnership as are employed on the Closing Date whom Panthers BRHC Limited desires to engage after the Closing Date.

     5.17 Payoff Letters. Prior to Closing, (a) the Partnership shall request payoff and estoppel letters with respect to any Indebtedness being repaid or assumed by Panthers BRHC Limited, which letters shall contain payoff amounts, per diems, wire transfer instructions and an agreement to deliver, upon full payment, UCC-3 termination statements, satisfactions of mortgage or other appropriate releases and any original promissory notes or other evidences of indebtedness marked canceled, and (b) the Partnership shall provide Panthers BRHC Limited with evidence of satisfaction in full or release of all guarantees, notes, or obligations of the Partnership to or on behalf of any Affiliate of the Partnership or the Partners.

     5.18 Panthers Board of Directors. For so long as either of Messrs. Fowler or Callaghan (or their respective firms) shall be employed by Panthers BRHC Limited, Panthers shall nominate one of such persons for election to the Board of Directors of Panthers at each annual meeting of Panthers.

     5.19 Allocation of Consideration. The consideration paid by Panthers and Panthers BRHC Limited for the Contributed Assets shall be allocated to the Contributed Assets as set forth on Schedule 5.19 hereto.

     5.20 Expenses. Subject to the reasonable approval of Panthers and the Partnership, the Partnership shall pay, out of cash contributed by Panthers pursuant to Section 1.5(a) hereof and listed in Schedule 1.5(vii), the direct costs and expenses of Panthers and the Partnership (including but not limited to financial advisory, brokerage, legal, accounting and printing fees, and fees relating to the fairness opinion and consent solicitation) payable in connection with the transaction contemplated hereby, together with all documentary stamp and intangible taxes payable in connection with the transfer of title to any of the Contributed Assets and the Sold Assets (including the Owned Property), all fees and expenses payable in connection with the assumption or refinancing of the $110 Million Senior Facility indebtedness, together with the costs and expenses (including the title insurance premium) charged in connection with the issuance of a new Owners Title Insurance Policy (and corresponding Mortgagee Policy or endorsement to the existing Senior Facility Mortgagee policy, as appropriate) to Panthers BHRC Limited and any other transaction fees or expenses. Panthers shall have the right to designate the title company and title agent in its sole discretion.

                                   ARTICLE VI

                 CONDITIONS TO THE OBLIGATIONS OF THE PANTHERS

     The obligations of the Panthers and Panthers BRMC Limited to effect the transactions contemplated hereunder shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by Panthers:

     6.1 Accuracy of Representations and Warranties and Compliance with Obligations. The representations and warranties of the Partnership, the General Partner and BRMC contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made at and as of that time except (i) for changes specifically permitted by or disclosed pursuant to this Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date; and
(iii) those which are not a Material Adverse Change with respect to the Partnership. The Partnership, the General Partner and BRMC shall have performed and complied in all material respects with all of their respective obligations required by this Agreement to be performed or complied with at or prior to the Closing Date. The Partnership, the General Partner and BRMC shall have delivered to Panthers a certificate, dated as of the Effective Date, duly signed (in the case of the Partnership, by its General Partner), certifying that such representations and warranties are true and correct in all material respects and that all such obligations have been complied with and performed in all material respects.

     6.2 No Material Adverse Change or Destruction of Property. Between the date hereof and the Closing Date, (i) there shall have been no Material Adverse Change to the Partnership, (ii) there shall have been no adverse federal, state or local legislative or regulatory change affecting in any material respect the services, products or business of the Partnership, and (iii) none of the properties and assets of the Partnership shall have been damaged by fire, flood, casualty, act of God or the public enemy or other cause (regardless of insurance coverage for such damage) which damages may have a Material Adverse Effect thereon, and there shall have been delivered to the Panthers a certificate to that effect, dated the Effective Date and signed by or on behalf of the Partnership.

     6.3 Partnership Certificate. The General Partner shall have delivered to Panthers a certificate of good standing of the Partnership issued by the Secretary of State of the State of Florida and each other state in which the Partnership is qualified to do business as of a date not more than fifteen (15) days prior to the Closing Date. The Partnership shall have delivered to Panthers
(x) a copy of the certificate of limited partnership and the agreement of limited partnership as in effect immediately prior to the Closing Date and (y) a copy of the certificate of the General Partner of the Partnership authorizing the transactions contemplated by this Agreement, certified in the case of subsections (x) and (y) of this Section 6.3 as of the Closing Date by the General Partner as being true, correct and complete.

     6.4 Opinion of Counsel. Panthers shall have received an opinion dated as of the Closing Date from counsel for the Partnership, in form and substance acceptable to Panthers, to the effect that:

          (i) The Partnership is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Florida and is authorized to carry on the business now conducted by it and to own or lease the properties now owned or leased by it;

          (ii) The Partnership has obtained all necessary authorizations and consents of its partners, and any other required consents under its certificate of limited partnership and partnership agreement, as the case may be, to effect the transactions contemplated hereunder;

          (iii) All general partnership interests of the Partnership are owned as set forth in Schedule 3.2 hereto;

          (iv) Such counsel does not know or have reason to believe that there is any litigation, proceeding or investigation pending or threatened which might result in any Material Adverse Change in the properties, business or prospects or in the condition of the Partnership, or which questions the validity of this Agreement, Panthers BRHC Limited's limited partnership agreement and the Exchange Agreement (collectively, the "Transaction Agreements"); and

          (v) The Transaction Agreements are valid and binding obligations of the Partnership, the General Partner and BRMC, and are enforceable against the Partnership, the General Partner and BRMC, in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or general equitable principles.

     6.5 Senior Credit Facility. The Partnership shall have received the appropriate consents under the Loan Agreement from the Bank of Nova Scotia (as Agent for the lenders thereunder), or the Partnership shall have refinanced the Senior Credit Facility on terms equal to or better than those terms existing under the Loan Agreement and otherwise acceptable to Panthers in its reasonable discretion.

     6.6 Other Consents. In addition to the consent required by Section 6.5, the Partnership shall have received consents to the transactions contemplated hereby and waivers of rights to terminate or modify any material rights or obligations of the Partnership from any Person from whom such consent or waiver is required under any Designated Contract as of a date not more than ten days prior to the Closing Date, or who, as a result of the transactions contemplated hereby, would have such rights to terminate or modify such Designated Contracts, either by the terms thereof or as a matter of law, in each case where the failure to obtain such consent or consents, individually or in the aggregate, would have a Material Adverse Effect on the Partnership.

     6.7 Securities Laws. Panthers and Panthers BRMC Limited shall have received all necessary consents and otherwise complied with any state Blue Sky or securities laws applicable to the issuance of their respective securities hereunder, in connection with the transactions contemplated hereby.

     6.8 Employment Agreement. Panthers BRHC Limited shall have entered into employment agreements with Messrs. Glennie, Feder, March, Lawrence, Nylen and Tolbert ("Operating Management") in the form of Exhibit "D" (terms attached as Schedule D) attached hereto.

     6.9 Supervisory Management. Messrs. Fowler and Callaghan (or their respective firms) shall enter into employment or consulting agreements (as the case may be) with Panthers BRHC Limited in the form of Exhibit "E" (terms attached as Schedule E) attached hereto.

     6.10 Advisory Director. Mr. Temple shall have entered into a consulting agreement with Panthers BRHC Limited in the form of Exhibit "F" (terms attached as Schedule F) attached hereto.

     6.11 Acknowledgment of Receipt of SEC Filings. At or prior to the Closing, the General Partner and the Partnership shall have delivered to Panthers a letter agreement acknowledging receipt of SEC filings of Panthers, in form and substance satisfactory to the Panthers.

     6.12 Transfer of Assets. At the Closing, the Partnership shall have delivered to Panthers BRHC Limited and to Panthers, as applicable, all assignments, warranty deeds and other instruments reasonably required to evidence the conveyance of all of the Contributed Assets and the Sold Assets.

     6.13 No Adverse Litigation. There shall not be pending or threatened any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit, invalidate or collect damages arising out of the transaction contemplated hereunder or any other transaction contemplated hereby, and which, in the judgment of Panthers, makes it inadvisable to proceed with the transaction contemplated hereunder and other transactions contemplated hereby.

     6.14 HSR Act Waiting Period. Any applicable HSR Act waiting period shall have expired or been terminated.

     6.15 Other Approvals. The SEC shall have approved Panthers' proxy statement, consent solicitation statement or information statement (to be determined in the absolute discretion of Panthers) to its shareholders and shall have received all necessary approvals of the NASDAQ Stock Market.

     6.16 Dissolution of the Partnership. Panthers shall have received an agreement from the General Partner of the Partnership to dissolve the Partnership at such time as Panthers (or its designee) elects, after acquisition of the Partnership's interest in Panthers BRHC Limited; together with an estoppel letter from the General Partner of the Partnership stating that upon dissolution and liquidation of the Partnership, Panthers designees owning limited partnership interests in the Partnership shall be entitled to receive a pro rata portion of the Partnership's distributable assets equal to the quotient obtained by dividing: (A) the total Panthers Shares actually issued upon exercise of the Exchange Rights to date; by (B) the total Panthers Shares available for issuance under the Exchange Agreement as calculated pursuant to
Section 1.8(i) hereof.

     6.17 Accounting Treatment. There shall not have been a change in the rules promulgated by the Securities and Exchange Commission which does not permit Panthers to consolidate for financial reporting purposes, all of the results of operations of Panthers BRHC Limited.

     6.18 Panthers BRHC Limited Partnership Agreement and Exchange Agreement. The Partnership shall have executed and delivered the limited partnership agreement for Panthers BRHC Limited and the Exchange Agreement.

                                  ARTICLE VII

                         CONDITIONS TO THE OBLIGATIONS
                               OF THE PARTNERSHIP

     The obligations of the Partnership to effect the transactions contemplated hereunder shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the Partnership:

     7.1 Accuracy of Representations and Warranties and Compliance with Obligations. The representations and warranties of Panthers and Panthers BRMC Limited contained in this Agreement shall be true and correct at and as of the Closing Date with the same force and effect as though made at and as of that time except (i) for changes specifically permitted by or disclosed pursuant to this Agreement, and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. Panthers and Panthers BRHC Limited shall have performed and complied with all of its obligations required by this Agreement to be performed or complied with at or prior to the Closing Date. Panthers and Panthers BRHC Limited shall have delivered to a representative of the Partnership a certificate, dated as of the Effective Date, and signed by a duly authorized executive officer, certifying that such representations and warranties are true and correct and that all such obligations have been complied with and performed.

     7.2 Issuance of Securities and Delivery of Agreement. At the Closing, the Partnership shall have received all of the Panthers Warrants contemplated by
Section 1.8(j) hereof, Panthers BRGP Corporation shall have executed and delivered the limited partnership agreement for Panthers BRHC Limited in and Panthers shall have executed and delivered the Exchange Agreement.

     7.3 No Adverse Litigation. There shall not be pending or threatened any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit, invalidate or collect damages arising out of the transactions contemplated hereunder or any other transaction contemplated hereby, and which in the judgment of the General Partner makes it inadvisable to proceed with the transactions contemplated hereunder and other transactions contemplated hereby.

     7.4 HSR Act Waiting Period. Any applicable HSR Act waiting period shall have expired or been terminated.

     7.5 Partner Consents. All required partner consents for this transaction contemplated hereby under the Partnership's Partnership Agreement shall have been obtained.

     7.6 Registration Statement.  The registration statement(s) required by
Article XIII hereof shall be effective.

     7.7 Opinion of Counsel. The Partnership shall have received an opinion dated as of the Closing Date from counsel for Panthers and Panthers BRHC Limited, in form and substance acceptable to Partnership, to the effect that:

          (i) Panthers is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida; Panthers has the requisite power and authority to carry on its business as now being conducted; Panthers BRHC Limited is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Florida; and Panthers BRHC Limited has the requisite power and authority to carry on its business as now being conducted;

          (ii) Panthers (and Panthers Affiliates) and Panthers BRHC Limited each have the power and authority to execute and deliver the Transaction Agreements to which they are a party, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby or thereby. Each of Panthers (and Panthers Affiliates) and Panthers BRHC Limited have taken all action necessary to authorize the execution and delivery of the Transaction Agreements to which they are a party, including obtaining all required consents required by their respective Articles of Incorporation and Bylaws, which consents have been validly obtained, and the performance of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby;

          (iii) The execution and delivery of the Transaction Agreements by Panthers (and Panthers Affiliates) and Panthers BRHC Limited to which they are a party and the performance of their respective agreements in the Transaction Agreements do not violate the Articles of Incorporation, or the Bylaws of Panthers (and Panthers Affiliates) or the Certificate of Limited Partnership or Partnership Agreement of Panthers BRHC Limited, respectively.

          (iv) Each of the Transaction Agreements has been duly executed and delivered by Panthers (and Panthers Affiliates) and Panthers BRHC Limited (as applicable) and constitutes a legal, valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity;

          (v) Upon consummation of the transactions contemplated hereunder and the issuance and delivery of the Panthers Warrants, the Panthers Warrants will be validly issued; upon the exchange of any of the Exchange Rights for Panthers Shares, and the issuance and delivery of certificates representing the Panthers Shares to the holders of the Exchange Rights, the Panthers Shares will be validly issued, fully paid and non-assessable shares of Panthers Common Stock; and upon exercise of the Panthers Warrants in accordance with the terms thereof, and payment of the exercise price with respect thereto, and upon issuance and delivery of the certificates representing shares of Panthers Common Stock therefore, the shares of Panthers Common Stock issued thereunder will be validly issued, fully paid and non-assessable; and

          (vi) As of a date on or about the Closing Date, a statement of the authorized capital stock of Panthers (including any shares of stock reserved for issuance under any stock option plan); together with a statement of the total number of securities issued by Panthers and outstanding (and whether such securities are fully paid and non-assessable); together with a statement of the total shares of Common

     Stock which are unissued but subject to granted but currently unexercised options and which are reserved for issuance pursuant to the Exchange Agreement and upon exercise of the Panthers Warrants.

     7.8 Share Price. After the mailing of the solicitations for the limited partner consents under Section 7.5, there shall not have occurred a Material Adverse Effect with respect to Panthers which causes the stock price of Panthers on the NASDAQ Stock Market to fall below $26.375.

                                  ARTICLE VIII

                                  REGISTRATION

     8.1 Registration. Prior to the Closing Date, Panthers shall register under the Securities Act of 1933 ("Securities Act") and under applicable state securities law, the issuance of the Exchange Rights, Panthers Shares, the Fee Shares and the Panthers Warrants to the Partnership. Panthers BRHC Limited and Panthers shall use best efforts to keep the registration statements required by this Section 8.1 effective for so long as shall be necessary to allow the resale of any underlying Panthers Common Stock to be made by any holder thereof without restriction under Section 4(1) of the Securities Act (but without taking into account any status of such holder as an affiliate of Panthers or Panthers BRHC Limited).

     8.2 Expenses of Registration. Panthers and Panthers BRHC Limited shall pay all expenses incurred in connection with the registration, qualification and/or exemption of the securities to be issued hereunder, including any SEC and state securities law registration and filing fees, printing expenses, fees and disbursements of Panthers' and Panthers BRHC Limited's counsel and accountants, transfer agents' and registrars' fees, fees and disbursements of experts used by Panthers and Panthers BRHC Limited in connection with such registration, qualification and/or exemption, and expenses incidental to any amendment or supplement to the Registration Statements or prospectuses contained therein. Panthers and Panthers BRHC Limited shall not, however, be liable for any sales, broker's or underwriting commissions upon sale by any holder of any of the Panthers Shares or Panthers Warrants.

                                   ARTICLE IX

                       APPLICATION OF HELD BACK INTERESTS

     9.1 Survival of Representations and Warranties. Each of the representations and warranties of the Panthers and Panthers BRHC Limited in this Agreement or pursuant hereto shall expire at the Closing Date. Each of the representations and warranties made by the Partnership, the General Partner and BRMC in this Agreement or pursuant hereto shall expire at the Closing Date, provided however, that with respect to the Trade Accounts Receivable and Premier Club Accounts Receivable "Loss Experience" (defined below), Panther's designee (for example, for purposes of this Article IX, Panthers BRGP Corporation) shall have recourse to the Held Back Interests as set forth in Section 9.2 hereof.

     9.2 Loss Experience and Security for Loss Experience. The "Loss Experience" with respect to the Trade Accounts Receivable and the Premier Club Accounts Receivable identified on the Closing Net Working Capital Statement shall be calculated as of December 31, 1997, unless the Closing occurs subsequent to June 30, 1997, in which case the Loss Experience shall be calculated as of a date which is the end of the calendar quarter and which falls between six and nine months after the Closing Date ("Settlement Date"); for example, if the Closing occurs on July 10, 1997, the Settlement Date would be March 31, 1998.

          (a) Trade Accounts Receivable Loss Experience shall equal: The total amount of Trade Accounts Receivable listed on the Closing Net Working Capital Statement which are uncollected at the Settlement Date.

          (b) Premier Club Accounts Receivable Loss Experience shall equal: The sum of (i) the total amount of Premier Club Accounts Receivable past due (determined in good faith between Panthers and the Partnership) as of the Settlement Date ("PCAR Delinquent Amount") plus (ii) the product of (1) the percentage obtained by dividing (x) the PCAR Delinquent Amount by (y) the total Premier Club

     Accounts Receivable set forth on the Closing Net Working Capital Statement which were due on or before the Settlement Date; multiplied by (2) the amount identified on the Closing Net Working Capital Statement as being due subsequent to the Settlement Date.

     9.3 Adjustment Amount. The Partnership shall pay to Panthers BRGP Corporation the "Adjustment Amount," which shall equal: (i) the Trade Accounts Receivable Loss Experience, plus (ii) any negative amount obtained by subtracting from the Net Working Capital set forth on the Closing Net Working Capital Statement: (1) the transaction costs referred to in Section 5.20; and
(2) the Premier Club Accounts Receivable Loss Experience. As security for the agreement by the Partnership to pay the Adjustment Amount, the Partnership does hereby grant a security interest in, and Pledge to Panthers BRGP Corporation the Held Back Interests (as defined in Section 1.8(i)) and any Panthers Common Stock exchangeable therefore and proceeds of all of the foregoing. Panthers BRGP Corporation may set off against the Held Back Interests and against any proceeds thereof the Adjustment Amount for which the Partnership may be responsible pursuant to this Agreement, subject, however, to the following terms and conditions:

          (a) Panthers BRGP Corporation shall give written notice to the Partnership of any claim for setoff against the Held Back Interests, which notice shall set forth: (i) the amount of the Adjustment Amount; and (ii) the basis of such claim;

          (b) Such set off shall be effected on the later to occur of the expiration of 30 days from the date of such notice (the "Notice of Contest Period") or, if such claim is contested, the date the dispute is resolved, and such set off shall be charged proportionally against the shares set aside;

          (c) If, prior to the expiration of the Notice of Contest Period, the Partnership shall notify Panthers BRGP Corporation in writing of an intention to dispute the claim, the parties shall in good faith negotiate to resolve the claim or submit the matter to binding arbitration;

          (d) For purposes of this Article, Panthers Shares for which each Held Back Interest can be exercised shall be valued at the greater of the Price per Share or the price per share of Panthers Common Stock at the close of trading on the date the written notice is sent pursuant to clause (a) above.

          (e) Neither the Partnership nor the General Partner shall be liable to Panthers or Panthers BRHC Limited or Panthers BRGP Corporation for any deficiency resulting from the value of the Held Back Interests being less than the Adjustment Amount, it being agreed that the only recourse against Partnership by any party for the Adjustment Amount shall be to the Held Back Interests.

     9.4 Voting of and Dividends on the Held Back Interests. Except with respect to Held Back Interests transferred pursuant to the foregoing right of set off (and in the case of such Held Back Interests, until the same are transferred), all Held Back Interests shall be deemed to be owned by the Partnership and the Partnership shall be entitled to vote any proceeds thereof; provided, however, that, there shall also be deposited with Panthers, subject to the terms of this Article, all shares of Panthers Common Stock issued to the Partnership as a result of any exercise of any Exchange Rights with respect to Held Back Interests, and as a result of any stock dividend or stock split and all cash issuable to the Partnership as a result of any cash dividend with respect to Panthers Common Stock exchangeable therefore. All stock and cash issued or paid upon Held Back Interests shall be distributed to the person or entity entitled to receive such Held Back Interests together with such Held Back Interests.

     9.5 Delivery of Held Back Interests and Proceeds. Panthers BRGP Corporation agrees to deliver to the Partnership promptly following the Settlement Date any Held Back Interests (or proceeds thereof) then held by it which it is not entitled to retain pursuant to Section 9.3, unless there then remains unresolved any claim for an Adjustment Amount as to which notice has been given, in which event any Held Back Interests remaining on deposit after such claim shall have been satisfied shall be returned to the Partnership promptly after the time of satisfaction.

     9.6 Adjustment to Consideration. All setoffs made pursuant to this Article shall be treated as adjustments to the consideration granted under Section 1.8 hereof.

                                   ARTICLE X

                                  DEFINITIONS

     10.1 Defined Terms. As used herein, the following terms shall have the following meanings:

          "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

          "Asbestos-Containing Material" means any material containing more than one percent (1%) asbestos.

          "CERCLA" means the Comprehensive Environmental Response Compensation and Liability Act of 1980 (42 U.S.C. 9601, et seq.), as heretofore or hereafter amended from time to time.

          "Contract" means any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, express or implied.

          "Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with any Person, are treated as a single employer under Section 414(b) or 414(c) of the Internal Revenue Code.

          "Environmental Laws" collectively means and includes all present and future laws and any amendments (whether common law, statute, rule, order, regulation or otherwise), permits, and other requirements or guidelines of governmental authorities applicable to the Owned Property and relating to the environment and environmental conditions or to any Hazardous Substance or Hazardous Substance Activity (including, without limitation, CERCLA, the Federal Resource Conservation and Recovery Act of 1976, 42 U.S.C.
     sec. 6901, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. sec. 6901, et seq., the Federal Water Pollution Control Act, 33 U.S.C.
     sec. 1251, et seq., the Clean Air Act, 33 U.S.C. sec. 7401, et seq., the Clean Air Act, 42 U.S.C. sec. 7401, et seq., the Toxic Substances Control Act, 15 U.S.C. sec. 2601-2629, the Safe Drinking Water Act, 42 U.S.C.
     sec. 300f-300j, the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. sec. 1101, et seq., and any so-called "Super Fund" or "Super Lien" law, environmental laws administered by the Environmental Protection Agency, any similar state and local laws and regulations, all amendments thereto and all regulations, orders, decisions, and decrees now or hereafter promulgated thereunder).

          "Environmental Report" means the "Report of Phase I Environmental Site Assessment and Limited Visual Asbestos Survey" of the Boca Raton Resort and Club dated August 8, 1996 prepared by Law Engineering and Environmental Services, Inc., Project Number 40795-6-0505.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Expansion Plan" shall have the meaning set forth in the Loan
     Agreement.

          "GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

          "Governmental Authority" means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

          "Hazardous Substance" means, at any time, (i) asbestos and any Asbestos-Containing Material, (ii) any substance that is listed in, or otherwise classified pursuant to, any Environmental Laws or any applicable laws or regulations as a "hazardous substance", "hazardous material", "hazardous waste", "infectious waste", "toxic substance", "toxic pollutant" or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, or "EP toxicity", (iii) any petroleum and drilling fluids, produced waters, and other wastes associated with the exploration, development or production of crude oil, natural gas, or geothermal resources and (iv) petroleum productions, ploychlorinated biphenyls, urea formaldehyde, radon gas, radioactive matter, and medical waste.

          "Hazardous Substance Activity" means any actual use, packaging, labeling, treatment, leaching, spill, cleanup, storage, holding, existence, release, emission, discharge, generation, processing, abatement, removal, disposition, handling or transportation of any Hazardous Substance from, under, into or on the Owned Property or surrounding property (but only concerning surrounding property to the extent of seepage, release, discharge, migration, disposal or other actions from the Owned Property to the surrounding property or from the surrounding property to the Owned Property).

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "Legal Requirements" means all applicable laws, statutes, ordinances, rulings, regulations, codes, decrees, orders, judgments, covenants, conditions, restrictions, approvals, permits and requirements under any Permitted Exception or for, from or by any Governmental Authority, including zoning, subdivision, use, environmental, building, safety, health, housing and fire.

          "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

          "Loan Agreement" means that certain Loan Agreement dated August 26, 1996 between the Partnership, as Borrower, the Bank's signatory thereto and the Bank of Nova Scotia, as Agent.

          "Material Adverse Change (or Effect)" means a change (or effect) in the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations or business, which change (or effect) individually or in the aggregate is materially adverse to such condition, properties, assets, liabilities, rights, obligations, operations or business.

          "Permitted Exceptions" means those items set forth on Schedule 3.11(b) hereof.

          "Person" means an individual, partnership, corporation, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

          "Plan" means an employee pension benefit plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Part 3 of Title I of ERISA or Section 412 of the Code and is either (a) maintained by any Person or any member of a Controlled Group for employees of such Person or any member of such Controlled Group or (b) maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which such Person or any member of a Controlled Group is then making or has any obligation to make contributions or, within the preceding five plan years, has made or has had any obligation to make contributions.

          "Register", "registered" and "registration" refer to a registration of the offering and sale of securities effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement.

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended.

          "Survey" means the surveys described on Item 1 of the Permitted Exceptions.

          "Tax Return" means any tax return, filing or information statement required to be filed in connection with or with respect to any Taxes; and

          "Taxes" means all taxes, fees or other assessments, including, but not limited to, income, excise, property, sales, franchise, intangible, withholding, social security and unemployment taxes imposed by any federal, state, local or foreign governmental agency, and any interest or penalties related thereto.

     10.2 Other Definitional Provisions. (a) All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.

     (b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

     (c) All matters of an accounting nature in connection with this Agreement and the transactions contemplated hereby shall be determined in accordance with GAAP, applied on a basis consistent with prior periods, where applicable.

     (d) As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

                                   ARTICLE XI

                                  TERMINATION

     11.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

          (a) by mutual written consent of all of the parties hereto at any time prior to the Closing;

          (b) by Panthers, in the event of a breach by any of the Partnership, the General Partner or BRMC of any provision of this Agreement which would have a Material Adverse Effect upon the Partnership or upon the rights or benefits of Panthers or Panthers BRHC Limited hereunder;

          (c) by the Partnership in the event of a breach by Panthers or Panthers BRHC Limited of any provision of this Agreement which would have a Material Adverse Effect on the rights or benefits of the Partnership hereunder;

          (d) by either Panthers or the Partnership if the Closing shall not have occurred by December 31, 1997;

          (e) by either Panthers or the Partnership if the requisite consents of the limited partners of the Partnership are not obtained within ninety (90) days of the last mailing of the consent solicitation or any amendment thereof; or

          (f) by the Partnership upon payment of the Termination Fee set forth in Section 5.12 hereof.

     11.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void and of no further force and effect and the parties shall be released from any and all obligations hereunder; except that the provisions of Section 5.12 shall survive, as applicable.

                                  ARTICLE XII

                               GENERAL PROVISIONS

     12.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery, or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery, to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which such party shall designate in writing to the other party):

        (a) IF TO THE PANTHERS:

              Florida Panthers Holdings, Inc.
              100 S.E. Third Avenue, Second Floor
              Ft. Lauderdale, FL 33301
              Attn: Steven M. Dauria
              Telecopy: (954) 768-1920

        WITH A COPY TO:

              Akerman, Senterfitt & Eidson, P.A.
              One Southeast Third Avenue, 28th Floor
              Miami, Florida 33131
              Attention: Stephen K. Roddenberry, Esq.
              Telecopy: (305) 374-5095

        (b) IF TO ANY OF THE PARTNERSHIP, THE GENERAL PARTNER OR BRMC TO:

              Private Merchant Banking Company
              380 Lexington Avenue, Suite 4500
              New York, NY 10168
              Attention: Theodore V. Fowler
              Telecopy: (212) 689-9519

        WITH A COPY TO:

              Boca Raton Hotel and Club Limited Partnership
              501 East Camino Real
              Boca Raton, Florida 33432
              Attn: Edward E. March
              Telecopy: (561) 394-9183

        WITH A COPY TO:

              Rogers & Wells
              200 Park Avenue
              New York, New York 10166
              Attn: James M. Asher, Esq.
              Telecopy: (212) 878-3215

     Notice shall be deemed given on the date sent if sent by overnight delivery or facsimile transmission and on the date delivered (or the date of refusal of delivery) if sent by certified or registered mail.

     12.2 Entire Agreement. This Agreement (including the Exhibits and Schedules attached hereto) and other documents delivered at the Closing pursuant hereto, contains the entire understanding of the parties in respect of its subject matter and supersedes all prior agreements and understandings (oral or written) between or among the parties with respect to such subject matter, including, but not limited to that certain Contribution and Exchange Agreement dated as of March 20, 1997 by and among the parties hereto. The Exhibits and Schedules constitute a part hereof as though set forth in full above.

     12.3 Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.

     12.4 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. Nothing expressed or implied herein shall be construed to give any other person any legal or equitable rights hereunder. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by any of the parties without the prior written consent of the other party; provided however, that Panthers may designate that its affiliates may hold the Panther Interest.

     12.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

     12.6 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Time shall be of the essence in this Agreement.

     12.7 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the State of Florida applicable to contracts executed and to be wholly performed within such State.

     12.8 Arm's Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm's length negotiations conducted by and among the parties and their respective counsel.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

                                          FLORIDA PANTHERS HOLDINGS, INC., a
                                          Florida corporation

                                          By:
                                            ------------------------------------
                                            Name:
                                                 -------------------------------
                                              Title:
                                                --------------------------------

                                          PANTHERS BRHC LIMITED, a Florida
                                          limited
                                          partnership

                                          By: Panthers BRGP Corporation
                                            as general partner

                                          By:
                                            ------------------------------------
                                            Name:
                                                 -------------------------------
                                              Title:
                                                --------------------------------

                                          BOCA RATON HOTEL AND CLUB, LTD.,
                                          a Florida limited partnership

                                          By: BRMC, L.P., a Delaware limited
                                              partnership, as general partner

                                            By: BRMC, Inc., a Delaware
                                                corporation, as general partner

                                               By:
                                                 -------------------------------
                                                 Theodore V. Fowler, Chief
                                                   Executive Officer

                                          BRMC, L.P., a Delaware limited
                                          partnership

                                          By: BRMC, INC., a Delaware
                                              corporation, as general partner

                                            By:
                                               ---------------------------------
                                               Theodore V. Fowler, Chief
                                                Executive Officer

                                          BRMC, INC., a Delaware corporation

                                          By:
                                            ------------------------------------
                                            Theodore V. Fowler, Chief Executive
                                              Officer

                                  EXHIBIT "A"

     Cash, accounts receivable and other assets such as supplies or inventory, which have a total value and adjusted tax basis for federal income tax purposes of approximately $30 million provided, however, that if the Partnership secures a deduction for federal income tax purposes upon the transfer of the Fee Shares to creditors of the Partnership, the Partnership and Panthers BRGP Corporation may select assets to be sold having a value in excess of such adjusted tax basis equal to the amount of the deduction.

                                  EXHIBIT "B"

I. ADJUSTMENTS TO EXCHANGE RIGHTS INTERESTS

     The number of shares of Class A Common Stock ("Class A Shares") for which an Exchange Right is exercisable, shall be subject to adjustment from time to time as set forth below.

     1.1 STOCK DIVIDENDS, SUBDIVISIONS AND COMBINATIONS.If Florida Panthers Holdings, Inc. (the "Company") shall, at any time or from time to time, (a) make (or fix a record date for the holders of shares of its Class A or Class B common stock, par value $.01 per share (collectively, "Common Stock") entitled to receive) a dividend payable in, or other distribution of, additional shares of Common Stock, (b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then the number of Class A Shares issuable upon the exercise of the Exchange Right immediately prior to the occurrence of any such event shall be adjusted so that the Holder of the Exchange Right upon exercise on or after that date shall be entitled to receive the aggregate number and kind of Class A Shares which the Holder of the Exchange Right would have owned and been entitled to receive as a result of such event had the Exchange Right been exercised immediately prior thereto.

     1.2 DIVIDENDS AND DISTRIBUTIONS OTHER THAN IN CASH.If the Company shall, at any time or from time to time, make (or fix a record date for the holders of shares of its Common Stock entitled to receive) a dividend or other distribution payable in securities or assets of the Company or in the securities of any subsidiary of the Company (other than shares of Common Stock or cash), then lawful and adequate provision shall be made so that the Holder of the Exchange Right shall be entitled to receive upon exercise of the Exchange Right, in addition to the number of Class A Shares immediately theretofore issuable upon exercised of the Exchange Right, the kind and number of securities or assets of the Company or securities of any subsidiary of the Company, which the Holder would have owned and been entitled to receive had the Exchange Right been exercised immediately prior to that date.

     1.3 CASH DIVIDENDS AND DISTRIBUTIONS. If the Company shall, at any time or from time to time, (a) make (or fix a record date for the holders of shares of its Common Stock entitled to receive) a dividend payable in, or other distribution of cash, then (i) the number of Class A Shares issuable upon the exercise of the Exchange Right immediately prior to the occurrence of any such event shall be increased by: (i) the amount of the dividend the Holder of the Exchange Right would have received if he had exercised his Exchange Right immediately prior to the record date, divided by (ii) the average price of Panthers Class A Common Stock for the five consecutive trading days on the NASDAQ Stock Market immediately preceding the record date.

     1.4 REORGANIZATIONS, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. If any of the following transactions (each, a "Special Transaction") shall become effective: (i) a capital reorganization, whether by reclassification, exchange, substitution or otherwise (other than a stock or cash dividend, subdivision, combination or other distribution provided for elsewhere in this Section 1),
(ii) a consolidation or merger of Panthers Holdings with and into another entity, or (iii) a sale or conveyance of all or substantially all of the Company's assets, then as a condition of any such Special Transaction, lawful and adequate provision shall be made so that the Holder of any Exchange Right shall thereafter have the right to receive upon exercise of the Exchange Right, in lieu of the Class A Shares immediately theretofore issuable upon exercise of the Exchange Right, such shares of stock, other securities, cash or other assets as may be issued or payable in and pursuant to the terms of such Special Transaction to the holders of shares of Class A Common Stock for which the Exchange Right could have been exercised immediately prior to such Special Transaction. In connection with any Special Transaction, appropriate provision shall be made with respect to the rights and interests of the Holder of the Exchange Right to the end that the provisions of the Exchange Right (including without limitation the provisions of this Section 1), shall thereafter be applicable, as nearly as may be practicable, to any shares of stock, other securities, cash or other assets thereafter deliverable upon the exercise of the Exchange Right. The Company shall not effect any Special Transaction unless prior to or simultaneously with the closing, the successor entity (if other than the Company), if any, resulting from such consolidation or

                                   Exhibit B-1
merger or the entity acquiring such assets shall assume by a written instrument executed and mailed by certified mail or delivered to the Holder of this Exchange Right at the address of the Holder appearing on the books of the Company, the obligation of the Company or such successor corporation to deliver to the Holder such shares of stock, securities, cash or other assets, as in accordance with the foregoing provisions, which the Holder shall have the right to purchase.

II. ADJUSTMENTS TO WARRANTS.

     The number of Class A Shares for which a Panthers Warrant is exercisable and the Exercise Price shall be subject to adjustment from time to time as set forth below.

     2.1 STOCK DIVIDENDS, SUBDIVISIONS AND COMBINATIONS. If the Company shall, at any time or from time to time, (a) make (or fix a record date for the holders of shares of its Common Stock") entitled to receive) a dividend payable in, or other distribution of, additional shares of Common Stock, (b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or (c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then (i) the number of Class A Shares issuable upon the exercise of the Warrant immediately prior to the occurrence of any such event shall be adjusted so that the Holder of the Warrant upon exercise on or after that date shall be entitled to receive the aggregate number and kind of Class A Shares which the Holder of the Warrant would have owned and been entitled to receive as a result of such event had the Warrant been exercised immediately prior thereto, and (ii) the Exercise Price in effect immediately prior to such event shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which is the aggregate number of Class A Shares purchasable upon exercise of the Warrant immediately prior to such event, and the denominator of which is the aggregate number of Class A Shares purchasable upon exercise of the Warrant immediately thereafter.

     2.2 DIVIDENDS AND DISTRIBUTIONS OTHER THAN IN CASH. If the Company shall, at any time or from time to time, make (or fix a record date for the holders of shares of its Common Stock entitled to receive) a dividend or other distribution payable in securities or assets of the Company or in the securities of any subsidiary of the Company (other than shares of Common Stock or Cash), then lawful and adequate provision shall be made so that the Holder of the Warrant shall be entitled to receive upon exercise of the Warrant, for the aggregate Exercise Price in effect prior thereto, in addition to the number of Class A Shares immediately theretofore issuable upon exercise of the Warrant, the kind and number of securities or assets of the Company or securities of any subsidiary of the Company, which the Holder would have owned and been entitled to receive had the Warrant been exercised immediately prior to that date.

     2.3 CASH DIVIDENDS AND DISTRIBUTIONS. The Company shall, at any time or from time to time, (a) make (or fix a record date for the holders of shares of its Common Stock Common Stock entitled to receive) a dividend payable in, or other distribution of cash, then (i) the number of Class A Shares issuable upon the exercise of the Warrant, for the aggregate Exercise Price in effect prior thereto, immediately prior to the occurrence of any such event shall be increased by: (i) the amount of the dividend the Holder of this Warrant would have received if he had exercised his warrant immediately prior to the record date, divided by (ii) the average price of Panthers Class A Common Stock for the five consecutive trading days on the NASDAQ Stock Market immediately preceding the record date.

     2.4 REORGANIZATIONS, MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. If any of the following transactions (each, a "Special Transaction") shall become effective: (i) a capital reorganization, whether by reclassification, exchange, substitution or otherwise (other than a stock or cash dividend, subdivision, combination or other distribution provided for elsewhere in this Section 2),
(ii) a consolidation or merger of the Company with and into another entity, or
(iii) a sale or conveyance of all or substantially all of the Company's assets, then as a condition of any such Special Transaction, lawful and adequate provision shall be made so that the Holder of the Warrant shall thereafter have the right to purchase and receive upon exercise of the Warrant, in lieu of the Class A Shares immediately theretofore issuable upon exercise of this Warrant, for the aggregate Exercise Price in effect immediately prior to such consummation, such shares of stock, other securities, cash or other assets as may be issued or payable in and pursuant to the terms of such Special Transaction to the holders of shares of Common Stock for which the Warrant could have been exercised

                                   Exhibit B-2
immediately prior to such Special Transaction. In connection with any Special Transaction, appropriate provision shall be made with respect to the rights and interests of the Holder of the Warrant to the end that the provisions of the Warrant (including without limitation the provisions of this Section 2), shall thereafter be applicable, as nearly as may be practicable, to any shares of stock, other securities, cash or other assets thereafter deliverable upon the exercise of the Warrant. The Company shall not effect any Special Transaction unless prior to or simultaneously with the closing, the successor entity (if other than the Company), if any, resulting from such consolidation or merger or the entity acquiring such assets shall assume by a written instrument executed and mailed by certified mail or delivered to the Holder of the Warrant at the address of the Holder appearing on the books of the Company, the obligation of the Company or such successor corporation to deliver to the Holder such shares of stock, securities, cash or other assets, as in accordance with the foregoing provisions, which the Holder shall have the right to purchase.

                                   Exhibit B-3

                                  EXHIBIT "C"

     The Fair Market Value of a partnership interest in Panthers BRHC Limited shall be determined as follows:

        - Assume the sale of contributed Assets and Sold Assets at Appraised
          Value

         - choice of appraisal provisions

        - Run proceeds of sale net of liabilities through Panthers BRHC Limited's partnership agreement

        - Discount 30% for non-marketability and lack of control

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Delaware General Corporation Law. Section 145(a) of the Delaware General Corporation Law (the "GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of is or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Certificate of Incorporation and Bylaws. Panthers Holdings' Certificate of Incorporation provides that a director shall not be liable to Panthers Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may be amended. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     Panthers Holdings' Bylaws provides that Panthers Holdings shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Panthers Holdings or, while a director or officer of Panthers Holdings, is or was serving at the written request of Panthers Holdings as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such director or officer.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) A list of the exhibits filed as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits.

     (b) Financial Statement Schedule -- none

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.


     The undersigned Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.



     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.


ITEM 23.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.1     --   Exchange Agreement dated October 25, 1996 by and between the
               Company and H. Wayne Huizenga.*
  2.2     --   Purchase Agreement dated October 25, 1996 by and between
               Decoma Investment, Inc. II and Decoma Investment, Inc. III.*
  2.3     --   Partnership Exchange Agreement dated October 25, 1996 by and between Florida Panthers Hockey Club, Ltd. and H. Wayne
               Huizenga.*
  2.4     --   Asset Purchase Agreement, dated as of January 18, 1997, by and among Florida Panthers Ice Ventures, Inc., Iceland
               (Coral Springs) Corp., Iceland Holdings, Inc. and Brian
               Brisbin.**
  2.5     --   Asset Purchase Agreement, dated as of January 18, 1997, by and among Florida Panthers Ice Ventures, Inc., Brisbin Brook
               Beynon, Architects and Brian Brisbin.**
  2.6     --   Asset Purchase Agreement, dated as of January 18, 1997, by and among Florida Panthers Ice Ventures, Inc. and Brian
               Brisbin.**
  2.7     --   Exchange Agreement (Hyatt Regency Pier 66), dated as of
               December 22, 1996.***
  2.8     --   Exchange Agreement (Radisson Bahia Mar), dated as of
               December 22, 1996.***
  2.9     --   Amended and Restated Contribution and Exchange Agreement,
               dated as of March 20, 1997, by and among Florida Panthers
               Holdings, Inc., Panthers BRHC Limited, Boca Raton Hotel and
               Club Limited Partnership, BRMC, L.P. and BRMC Corporation.
               (previously filed)
  2.10    --   Merger Agreement, dated July 8, 1997, by and among the
               Company, FPH/RHI Merger Corp., Inc., ResortHill, Inc. and
               Gary V. Chensoff.****
  2.11    --   Agreement and Plan of Merger dated as of November 17, 1997, by and among the Company and Florida Panthers Holdings,
               Inc., a Delaware corporation.
  3.1     --   Certificate of Incorporation of the Company. (previously
               filed)
  3.2     --   By-Laws of the Company. (previously filed)
  4.1     --   Amended and Restated Loan Agreement, dated June 25, 1997,
               among Panthers BRHC Limited, the banks listed on the
               signature page thereto and the Bank of Nova Scotia.****
  5.1     --   Opinion of Akerman, Senterfitt & Eidson, P.A., Counsel to
               the Company. (previously filed)
 10.1     --   Broward County Arena License Agreement, dated as of June 4,
               1996, by and between Florida Panthers Hockey Club, Ltd.,
               Arena Operating Company, Ltd., and Broward County, Florida.*
 10.2     --   Broward County Arena Operating Agreement, dated as of June
               4, 1996, by and between Arena Operating Company, Ltd. and
               Broward County, Florida.*
 10.3     --   Amendment and Clarification to Operating Agreement and
               License Agreement, dated as of June 4, 1996, by and between
               Florida Panthers Hockey Club, Ltd., Arena Operating Company,
               Ltd. and Broward County, Florida.*

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   .4     --   Broward County Arena Development Agreement, dated as of June
 10            4, 1996, by and between Arena Development Company, Ltd. and
               Broward County, Florida.*
 10.5     --   Employment Agreement by and between William A. Torrey and
               the Company.*
 10.6     --   Management Agreement by and between the Company and Huizenga
               Holdings, Inc.*
 10.7     --   Miami Arena Contract, dated as of October 10, 1986, as
               amended, by and between Miami Sports and Exhibition
               Authority and Decoma Miami Associates, Ltd.*
 10.8     --   First Amendment to Miami Arena Contract and Agreement, dated as of December 13, 1990, by and between Miami Sports and
               Exhibition Authority and Decoma Miami Associates, Ltd.*
 10.9     --   Arena Management Agreement, dated as of October 10, 1986, by and between Decoma Venture and Facility Management and
               Marketing (predecessor to Leisure Management
               International).*
 10.10    --   Amended and Restated 1996 Stock Option Plan. (previously
               filed)
 10.11    --   Concession Agreement, dated as of April 4, 1995, as amended, by and between City of Coral Springs, Florida and Can Am
               Investment Group, Inc.**
 10.12    --   Assignment of Concession Agreement, dated as of January 31,
               1997, by and between Coral Springs Ice, Ltd. and Florida
               Panthers Holdings, Inc.**
 10.13    --   Hotel Management Agreement (Pier 66), by and between 2301 SE
               17th St., Ltd. and Rahn Pier Mgt., Inc.***
 10.14    --   Hotel Management Agreement (Bahia Mar), by and between 2301
               Rahn Bahia Mar, Ltd. and Rahn Bahia Mar Mgmt., Inc.***
 21.1     --   Subsidiaries of the Company.*****
 23.1     --   Consent of Arthur Andersen LLP.
 23.2     --   Consent of KPMG Peat Marwick LLP.
 23.3     --   Consent of Price Waterhouse LLP.
 23.4     --   Consent of Ernst & Young LLP.
 23.5     --   Consent of Akerman, Senterfitt & Eidson, P.A. (included in its opinion previously filed as Exhibit 5.1).
 24.1     --   Powers of Attorney (previously filed).


---------------

     * Incorporated by reference to the Company's Registration Statement on Form S-1 -- SEC File No. 333-12191
     ** Incorporated by reference to the Company's Current Report on Form 8-K filed on February 18, 1997 -- SEC File No. 0-21435
   *** Incorporated by reference to the Company's Definitive Consent
       Solicitation Statement filed on March 4, 1997 -- SEC File No. 0-21435

  **** Incorporated by reference to the Company's Registration Statement on Form
       S-1 -- SEC File No. 333-30925


 ***** Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 -- SEC File No. 1-13173

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 4 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on the 1st day of December, 1997.


                                          Florida Panthers Holdings, Inc.

                                          By:     /s/  WILLIAM M. PIERCE
                                            ------------------------------------
                                            William M. Pierce
                                            Senior Vice President and
                                            Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                          *                            Chairman of the Board          December 1, 1997
-----------------------------------------------------    (Principal Executive
                  H. Wayne Huizenga                      Officer)

                          *                            Vice Chairman                  December 1, 1997
-----------------------------------------------------
                  Richard C. Rochon

                          *                            President and Director         December 1, 1997
-----------------------------------------------------
                  Richard H. Evans

                          *                            Senior Vice President and      December 1, 1997
-----------------------------------------------------    Chief Financial Officer
                  William M. Pierce                      (Principal Financial
                                                         Officer)

                          *                            Vice President and Corporate   December 1, 1997
-----------------------------------------------------    Controller (Principal
                  Steven M. Dauria                       Accounting Officer)

                          *                            Director                       December 1, 1997
-----------------------------------------------------
                  Steven R. Berrard

               /s/ DENNIS J. CALLAGHAN                 Director                       December 1, 1997
-----------------------------------------------------
                 Dennis J. Callaghan

                          *                            Director                       December 1, 1997
-----------------------------------------------------
                   Michael S. Egan

                   /s/ CHRIS EVERT                     Director                       December 1, 1997
-----------------------------------------------------
                     Chris Evert

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                                                       Director                       December 1, 1997
                          *
-----------------------------------------------------
                  Harris W. Hudson

                          *                            Director                       December 1, 1997
-----------------------------------------------------
               George D. Johnson, Jr.

                  /s/ HENRY LATIMER                    Director                       December 1, 1997
-----------------------------------------------------
                    Henry Latimer

           By:      /s/  WILLIAM M. PIERCE
  -------------------------------------------------
                  William M. Pierce
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.1     --   Exchange Agreement dated October 25, 1996 by and between the
               Company and H. Wayne Huizenga.*
  2.2     --   Purchase Agreement dated October 25, 1996 by and between
               Decoma Investment, Inc. II and Decoma Investment, Inc. III.*
  2.3     --   Partnership Exchange Agreement dated October 25, 1996 by and between Florida Panthers Hockey Club, Ltd. and H. Wayne
               Huizenga.*
  2.4     --   Asset Purchase Agreement, dated as of January 18, 1997, by and among Florida Panthers Ice Ventures, Inc., Iceland
               (Coral Springs) Corp., Iceland Holdings, Inc. and Brian
               Brisbin.**
  2.5     --   Asset Purchase Agreement, dated as of January 18, 1997, by and among Florida Panthers Ice Ventures, Inc., Brisbin Brook
               Beynon, Architects and Brian Brisbin.**
  2.6     --   Asset Purchase Agreement, dated as of January 18, 1997, by and among Florida Panthers Ice Ventures, Inc. and Brian
               Brisbin.**
  2.7     --   Exchange Agreement (Hyatt Regency Pier 66), dated as of
               December 22, 1996.***
  2.8     --   Exchange Agreement (Radisson Bahia Mar), dated as of
               December 22, 1996.***
  2.9     --   Amended and Restated Contribution and Exchange Agreement,
               dated as of March 20, 1997, by and among Florida Panthers
               Holdings, Inc., Panthers BRHC Limited, Boca Raton Hotel and
               Club Limited Partnership, BRMC, L.P. and BRMC Corporation.
               (previously filed)
  2.10    --   Merger Agreement, dated July 8, 1997, by and among the
               Company, FPH/RHI Merger Corp., Inc., ResortHill, Inc. and
               Gary V. Chensoff.****
  2.11    --   Agreement and Plan of Merger dated as of November 17, 1997, by and among the Company and Florida Panthers Holdings,
               Inc., a Delaware corporation.
  3.1     --   Certificate of Incorporation of the Company. (previously
               filed)
  3.2     --   By-Laws of the Company. (previously filed)
  4.1     --   Amended and Restated Loan Agreement, dated June 25, 1997,
               among Panthers BRHC Limited, the banks listed on the
               signature page thereto and the Bank of Nova Scotia.****
  5.1     --   Opinion of Akerman, Senterfitt & Eidson, P.A., Counsel to
               the Company. (previously filed)
 10.1     --   Broward County Arena License Agreement, dated as of June 4,
               1996, by and between Florida Panthers Hockey Club, Ltd.,
               Arena Operating Company, Ltd., and Broward County, Florida.*
 10.2     --   Broward County Arena Operating Agreement, dated as of June
               4, 1996, by and between Arena Operating Company, Ltd. and
               Broward County, Florida.*
 10.3     --   Amendment and Clarification to Operating Agreement and
               License Agreement, dated as of June 4, 1996, by and between
               Florida Panthers Hockey Club, Ltd., Arena Operating Company,
               Ltd. and Broward County, Florida.*
 10.4     --   Broward County Arena Development Agreement, dated as of June
               4, 1996, by and between Arena Development Company, Ltd. and
               Broward County, Florida.*
 10.5     --   Employment Agreement by and between William A. Torrey and
               the Company.*
 10.6     --   Management Agreement by and between the Company and Huizenga
               Holdings, Inc.*
 10.7     --   Miami Arena Contract, dated as of October 10, 1986, as
               amended, by and between Miami Sports and Exhibition
               Authority and Decoma Miami Associates, Ltd.*
 10.8     --   First Amendment to Miami Arena Contract and Agreement, dated as of December 13, 1990, by and between Miami Sports and
               Exhibition Authority and Decoma Miami Associates, Ltd.*
 10.9     --   Arena Management Agreement, dated as of October 10, 1986, by and between Decoma Venture and Facility Management and
               Marketing (predecessor to Leisure Management
               International).*
 10.10    --   Amended and Restated 1996 Stock Option Plan. (previously
               filed)
 10.11    --   Concession Agreement, dated as of April 4, 1995, as amended, by and between City of Coral Springs, Florida and Can Am
               Investment Group, Inc.**
 10.12    --   Assignment of Concession Agreement, dated as of January 31,
               1997, by and between Coral Springs Ice, Ltd. and Florida
               Panthers Holdings, Inc.**
 10.13    --   Hotel Management Agreement (Pier 66), by and between 2301 SE
               17th St., Ltd. and Rahn Pier Mgt., Inc.***

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 10.14    --   Hotel Management Agreement (Bahia Mar), by and between 2301
               Rahn Bahia Mar, Ltd. and Rahn Bahia Mar Mgmt., Inc.***
 21.1     --   Subsidiaries of the Company.*****
 23.1     --   Consent of Arthur Andersen LLP.
 23.2     --   Consent of KPMG Peat Marwick LLP.
 23.3     --   Consent of Price Waterhouse LLP.
 23.4     --   Consent of Ernst & Young LLP.
 23.5     --   Consent of Akerman, Senterfitt & Eidson, P.A. (included in its opinion previously filed as Exhibit 5.1).
 24.1     --   Powers of Attorney (previously filed).


---------------

     * Incorporated by reference to the Company's Registration Statement on Form S-1 -- SEC File No. 333-12191
     ** Incorporated by reference to the Company's Current Report on Form 8-K filed on February 18, 1997 -- SEC File No. 0-21435
   *** Incorporated by reference to the Company's Definitive Consent
       Solicitation Statement filed on March 4, 1997 -- SEC File No. 0-21435

  **** Incorporated by reference to the Company's Registration Statement on Form
       S-1 -- SEC File No. 333-30925


 ***** Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 -- SEC File No. 1-13173